

SIEBERT

Siebert Financial Corp. • 2005 Annual Report

Siebert Financial Corp. (the "Company") is a holding company organized under the laws of the State of New York conducting retail discount brokerage and corporate investment banking throughout the country, and a floor brokerage business on the New York Stock Exchange.

The Company's retail discount brokerage business is conducted through its wholly-owned subsidiary, Muriel Siebert & Co., Inc. ("Siebert"), which has seven offices. Siebert, through its Retail division, provides discount brokerage and related services to its retail investor accounts via branch offices, telephone, the Internet and wireless devices. Through Siebert Capital Markets, Siebert offers institutional clients equity and fixed income execution services on an agency basis as well as equity and fixed income underwriting and investment banking services.


CK MARKE

Through Women's Financial Network, Inc., a wholly-owned subsidiary, the Company offers financial products and financial education predominantly to women investors.

Muriel F. Siebert, the first woman member of the New York Stock Exchange, is the Chairwoman, President and Chief Executive Officer of the Company and, as of April 2006, owns approximately 90% of the outstanding Common Stock of the Company.

The Company believes that it is the most prominent Woman-Owned Business Enterprise ("WBE") in the capital markets business in the country, which through Siebert, is a New York Stock Exchange member. Moreover, the Company is also prominent as a Minority and Women's Business Enterprise ("MWBE") in the tax exempt underwriting business through Siebert's 49%-owned affiliate, Siebert Brandford Shank & Co., L.L.C.

Siebert was incorporated on June 16, 1969, under the laws of the State of Delaware. The principal executive offices of the Company and Siebert are located at 885 Third Avenue, Suite 1720, New York, NY 10022. The telephone number is (212) 644-2400. The Web site is located at www.siebertnet.com.

May 2006

Dear Fellow Shareholders:

Continued strength in the markets and the economy prevailed throughout the year 2005. The Dow came close to its all-time high, corporate profits reached the highest level in 40 years and jobs were more plentiful. The impact of the hurricanes, while severe and devastating to those involved, was, fortunately, limited throughout the economy as a whole. In a year that saw the announcement of Alan Greenspan's retirement as Chairman of the Federal Reserve Board and the appointment of Ben Bernanke, the Fed maintained its steady course, raising interest rates a quarter percentage point at each of its eight meetings, helping keep inflation in check despite the high price of oil.

Financial Performance

Your Company made progress in this economic climate. Total 2005 revenue was $31.2 million, up $3.1 million, or 10.9 percent, from 2004. Commissions and fees from the retail and institutional businesses were up 6.2 percent year over year to $25.2 million. Net income of $1.9 million or $.08 cents per share was more than three and half times 2004 net income of $523,000, or $.02 per share.



We continue to vigorously pursue our lawsuit against Intuit for breach of contract, breach of fiduciary duty, misrepresentation and other claims related to the strategic alliance we had with that firm. Our attorneys are pleased that Intuit failed in its attempt to change the nature and jurisdiction of the case from a litigation in New York to an arbitration in California. In addition, Intuit's counsel has been disqualified from representing Intuit in the case, which decision they have appealed. We continue to believe in the strength of our case, despite the time, money and effort associated with the undertaking and the resultant legal fees.

Retail Brokerage Services

With industry consolidation continuing and competition intensifying, our watchwords in 2005 were customer service and value-added. Our brokerage product and service offerings again received the praise of multiple independent industry observers. Consider these honors, which clearly recognize the success of our customer-focused approach:

- Siebert is the only broker to rank in *SmartMoney's* top three discount brokers for the past eight years, and *Kiplinger's* top three online brokers for the most recent five surveys (including #1 in 2002 and 2004).



- Siebert received one of the top three rankings awarded by *Barron's* in its Online Brokers Surveys from 2002-2005 and, in early 2006, was named *Barron's* "best broker for buy and hold investors."

- In 2006, Siebert was also named top-rated four-star broker and third overall in the Web-based broker category in the *Barron's* 2006 Online Brokers Survey.

We are not resting on our laurels. In 2006, we enhanced our SiebertNet online brokerage service with features important to our sophisticated client base, including Portfolio and Tax Reporting with enhanced historic and cost basis information. We have added symbol-specific equity research from *Prudential Equity Group*, along with daily market commentary and stock analysis from *Argus Research* and economic commentary from *Decision Economics*. Our Web site has a cleaner, more integrated look and feel to make navigation easier.

In the past year, consolidation in our industry has put a spotlight on our competitive strengths: exceptional customer service, combined SIPC and excess-SIPC protection to total net equity in each account, a choice of competitive high-yielding money funds, highly competitive margin interest rates, and a reliable, comprehensive online offering at an all-inclusive commission charge which is negotiable based on account activity and size. We believe that this wave of consolidation will give your Company the opportunity to attract the customers of recently merged firms who are disappointed in the service they are receiving. The fact that we provide a small-firm boutique experience with big-firm stability, longevity and resources accrues to our benefit in this environment. Our customers recognize that we treat them as valued clients. Their appreciation is tangible. Every week, over 50 percent of our new accounts are referred by or related to satisfied clients.

Whereas mergers at some competitors have caused reported disruptions in service quality, we continue to provide an exceptional level of service while also offering excellent value. Our approach appeals to those who appreciate the integrity of an independent firm that is committed to obtaining the best price execution, does not internalize customer orders and is not owned or controlled by any large institution or market maker. The investing public also values the ability of our representatives to work large and sensitive orders on the floor of the New York Stock Exchange and on Nasdaq, to manage complex and advanced options strategies and to direct orders to preferred market centers or electronic communications networks. Our seasoned brokerage professionals are skilled in the latest trading tools and technology, positioning us well for the challenges of competing in the evolving world of high-speed electronic transactions. We believe the appeal of our business proposition remains very strong and we are committed to enhancing it.

Excess-SIPC Account Protection: We continue to provide the highest level of account protection available, combining SIPC protection with excess-SIPC coverage to each account's total net equity, with no aggregate limit for the firm. Recently, several leading discount brokerages that offered similar benefits have merged into organizations that offer less protection for each account and for the brokerage firm in



the aggregate. Siebert is one of the few leading discount brokers whose customers receive unlimited account protection for the total net equity in their accounts. While we do not anticipate a disaster of the magnitude that would require this level of protection, we believe that prudence outweighs possibility, especially given the considerable level of risk in today's system from the volume of derivatives present.

Competitive Money Fund Yields: Over the past year, a number of brokers have begun sweeping cash awaiting reinvestment into bank affiliate interest-earning or money market accounts that are paying lower yields than the money market mutual funds that had been previously provided. Other firms are paying cash interest in the brokerage account at a rate that is well below competitive money market fund yields. Siebert is committed to offering clients an automatic daily sweep of free cash in their brokerage accounts to their choice among a selection of taxable and tax-exempt money market mutual funds, with each paying a highly competitive yield. This positions us well in the current interest rate environment.

Siebert Capital Markets

The Capital Markets team that joined the Company in the third quarter of 2004 generated significant growth for our Siebert Capital Markets division which provides high-quality brokerage services to institutional investors and investment banking services to corporations. Backed by the latest information technology and systems, our trading desk and investment bankers offer value-added services to some of the nation's largest investment managers, corporations and public retirement systems.

Our investment banking team has acted as co-manager or underwriter in more than $50 billion of global equity offerings and $128 billion in global corporate bond offerings since January 2002. In 2005, the firm acted as co-manager or syndicate member in equity underwritings for leading companies such as Clear Channel Outdoor, Google, Inc., MetLife, Inc., Warner Music Group Corp. and Chipotle Mexican Grill Inc. SCM acted as a co-manager in the corporate bond offerings of major issuers including CIT Group, Inc., Wal-Mart Stores Inc., Morgan Stanley and Citigroup Inc.

Setting the stage for further positive results, SCM substantially expanded its institutional trading capabilities by enhancing its trading platform. In 2005, SCM introduced Siebert Automated Solutions, a full suite of electronic trading strategies utilizing algorithms.

Municipal Underwriting

Muriel Siebert and Co., Inc., owns 49 percent of Siebert Brandford Shank & Co., L.L.C., which had Members' Capital of approximately $7.6 million at year-end 2005. SBS has ranked in the top 25 senior managing municipal bond underwriters for the past five years and is also the nation's #1-ranked woman and minority-owned senior managing municipal bond underwriter. Through our affiliation with SBS, we can offer our retail clients access to municipal new-issue securities at initial public offering prices. In 2005, SBS served as lead manager on 19 negotiated new issues totaling over $2 billion, including



underwritings of $500 million for Detroit Public Schools, $426 million for Detroit Water, $250 million for Philadelphia Water, and $209 million for Garden State Preservation Trust. SBS also acted as co-manager on 200 new issues totaling over $54 billion, including underwritings for the states of California, Connecticut, Illinois, Massachusetts, Michigan, New Jersey, New York, Texas, Virginia and Wisconsin and the cities of Atlanta, Chicago, Cleveland, Dallas, Detroit, Houston, Los Angeles, New York, Philadelphia and St. Louis. Siebert's financial statements report only on its 49 percent share of earnings and retained earnings of SBS.

Stock Buy Back

On May 15, 2000, the Board of Directors of the Company authorized the repurchase of up to one million shares of the Company's common stock. Through December 31, 2005, the Company had purchased 916,434 shares at an average price of $4.51 per share. The Company intends to continue acquiring shares pursuant to its stock repurchase program based upon the price of the stock and in accordance with applicable rules and regulations.

A Strong Foundation

We continue to operate on conservative business principles. Our balance sheet remains sound, with $43 million in assets at year-end, of which $32 million, or 78 percent, is in cash or cash equivalents, positioning us well for further growth and expansion. We believe our customer base appreciates the exceptional personal service and value we offer. Our commitment to providing the best discount brokerage services is absolute, as is our dedication to integrity. We continue to pursue potential opportunities throughout our core and ancillary businesses. We look forward to building on this strong foundation, as we begin another year of shared progress and achievement, continuing to enhance the value and extend the scope of your Company.

Thank you for your support,

Muriel Siebert

Muriel Siebert
Chairwoman, President and Chief Executive Officer

P.S. We encourage all shareholders to take advantage of the Shareholder Discount Program through which holders of at least 100 Siebert shares can receive a 10 percent commission discount plus two free trades per year. For specific details, please contact James Burzynski, Manager, New Accounts at 800-872-0711 and identify yourself as a shareholder. The New Accounts Department is open from 7:30 am to 7:30 pm ET, Monday – Friday.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: December 31, 2005

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**



SEC MAIL
RECEIVED
MAY 04 2006
WASH. D.C.
199
PROCESSING
SECTION

For The Transition Period From __________ To __________

Commission File Number 0-5703

SIEBERT FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

New York	**11-1796714**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
885 Third Avenue, New York, New York	**10022**
(Address of principal executive offices)	*(Zip Code)*

(212) 644-2400
Registrant's telephone number

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
NONE	**NONE**

Securities registered under Section 12(g) of the Exchange Act:
Common stock, par value $.01 per share
(Title of class)

Indicate by checkmark if the registrant is a well know seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. (See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act). Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2). YES ☐ NO ☒

The number of shares of the Registrant's outstanding Common Stock, as of March 16, 2006, was 22,125,254 shares. The aggregate market value of the Common Stock held by non-affiliates of the registrant (based upon the last sale price of the Common Stock reported on the Nasdaq Stock Market as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2005), was $7,287,677.

Documents Incorporated by Reference: Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act on or before May 1, 2006, incorporated by reference into Part III.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this Annual Report on Form 10-K, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on the Company's behalf, that are not statements of historical or current fact constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks and uncertainties and known and unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future expressed or implied by such forward looking statements, including without limitation: changes in general economic and market conditions; changes and prospects for changes in interest rates; fluctuations in volume and prices of securities; demand for brokerage and investment banking services; competition within and without the discount brokerage business, including the offer of broader services; competition from electronic discount brokerage firms offering greater discounts on commissions than the Company; the prevalence of a flat fee environment; decline in participation in equity or municipal finance underwritings; limited trading opportunities; the method of placing trades by the Company's customers; computer and telephone system failures; the level of spending by the Company on advertising and promotion; trading errors and the possibility of losses from customer non-payment of amounts due; other increases in expenses and changes in net capital or other regulatory requirements.

PART I

ITEM 1. BUSINESS

GENERAL

Siebert Financial Corp. (the "Company") is a holding company that conducts its retail discount brokerage and investment banking business through its wholly-owned subsidiary, Muriel Siebert & Co., Inc., a Delaware corporation ("Siebert"). Muriel Siebert, the first woman member of the New York Stock Exchange, is the Chairwoman and President and owns approximately 90% of the outstanding common stock, par value $.01 per share (the "Common Stock") of the Company.

The Company's principal offices are located at 885 Third Avenue, New York, New York 10022, and its phone number is (212) 644-2400. The Company's Internet address is *www.siebertnet.com*. The Company's SEC filings are available through its website, where you are able to obtain copies of the Company's public filings free of charge. The Company's Common Stock trades on the Nasdaq National Market under the symbol "SIEB".

BUSINESS OVERVIEW

Siebert's principal activity is providing Internet and traditional discount brokerage and related services to retail investors and, through its wholly owned subsidiary, Siebert Woman's Financial Network, Inc ("WFN"), engages in providing products, services and information all uniquely devoted to woman's financial needs. Through its Capital Markets division, Siebert also offers institutional clients equity execution services on an agency basis, as well as equity and fixed income underwriting and investment banking services. The Company believes that it is the largest Woman-Owned Business Enterprise ("WBE") in the capital markets business in the country. In addition, Siebert, Brandford, Shank & Co., LLC ("SBS"), a company in which Siebert holds a 49% ownership interest, is the largest Minority and Women's Business Enterprise ("MWBE") in the tax-exempt underwriting business in the country.

THE RETAIL DIVISION

Discount Brokerage and Related Services

Siebert became a discount broker on May 1, 1975, a date that would later come to be known as "May Day." Siebert believes that it has been in business and a member of The New York Stock Exchange, Inc. (the "NYSE") longer than any other discount broker. In 1998, Siebert began to offer its customers access to their accounts through SiebertNet, its Internet website. Siebert's focus in its discount brokerage business is to serve retail clients seeking a wide selection of quality investment services, including trading through a broker on the telephone, through a wireless device or via the Internet, at commissions that are substantially lower than those of full-commission firms and competitive with the national discount brokerage firms. Siebert clears its securities transactions on a fully disclosed basis through National Financial Services Corp. ("NFS"), a wholly owned subsidiary of Fidelity Investments.

Siebert serves investors who make their own investment decisions. Siebert seeks to assist its customers in their investment decisions by offering a number of value added services, including easy access to account information. Siebert's representatives are available to assist customers with information via toll-free 800 service Monday through Friday between 7:30 a.m. and 7:30 p.m. Eastern Time. Through its SiebertNet, Mobile Broker, inter-active voice recognition and Siebert MarketPhone services, 24-hour access is available to customers.

Independent Retail Execution Services

Siebert offers what it believes to be the best possible trade executions for customers. Siebert does not make markets in securities, nor does it take positions against customer orders.

Siebert's listed orders are routed in a manner intended to afford its customers the opportunity for price improvement on all orders. Through a service called NYSE Prime™, Siebert also has the ability to document to customers all price improvements received on orders executed on the NYSE when orders are filled at better than the National Best Bid/Offer.

Siebert's over the counter orders are executed through a network of Nasdaq market makers with no single market maker executing all trades. The firm also offers customers execution services through Nasdaq's SelectNet™ and Reuters' Instinet™ systems for an additional fee. These systems give customer's access to all Electronic Communication Networks listed on SelectNet™ and to Instinet™ before and after regular market hours. Siebert believes that its over-the counter executions afford its customers the best possible opportunity for consistent price improvement.

Customers may also indicate online interest in buying or selling fixed income securities, including municipal bonds, corporate bonds, mortgage-backed securities, Government Sponsored Enterprises, Unit Investment Trusts or Certificates of Deposit. These transactions are serviced by registered representatives.

Retail Customer Service

Siebert believes that superior customer service enhances its ability to compete with larger discount brokerage firms and therefore provides retail customers, at no additional charge, with personal service via toll-free access to dedicated customer support personnel for all of its products and services. Customer service personnel are located in each of Siebert's branch offices. Siebert presently has retail offices in New York, New York, Jersey City, New Jersey, Boca Raton, Surfside, Palm Beach and Naples, Florida and Beverly Hills, California. Siebert uses a proprietary Customer Relationship Management System that enables representatives, no matter where located, to view a customer's service requests and the response thereto. Eventually, it is intended that this system will also allow customers to enter their requests directly into the system and track the response. Siebert's telephone system permits the automatic routing of calls to the next available agent having the appropriate skill set.

Retirement Accounts

Siebert offers customers a variety of self-directed retirement accounts for which it acts as agent on all transactions. Custodial services are provided through an affiliate of NFS, the firm's clearing agent, which also serves as trustee for such accounts. Each IRA, SEP IRA, ROTH IRA, 401(k) and KEOGH account can be invested in mutual funds, stocks, bonds and other investments in a consolidated account.

Customer Financing

Customers margin accounts are carried through Siebert's clearing agent, lends customers a portion of the market value of certain securities held in the customer's account. Margin loans are collateralized by these securities. Customers also may sell securities short in a margin account, subject to minimum equity and applicable margin requirements, and the availability of such securities to be borrowed. In permitting customers to engage in margin, short sale or any transaction, Siebert assumes the risk of its customers' failure to meet their obligations in the event of adverse changes in the market value of the securities positions. Both Siebert and its clearing agents reserve the right to set margin requirements higher than those established by the Federal Reserve Board.

Siebert has established policies with respect to maximum purchase commitments for new customers or customers with inadequate collateral to support a requested purchase. Managers have some flexibility in the allowance of certain transactions. When transactions occur outside normal guidelines, accounts are monitored closely until their payment obligation is completed; if the customer does not meet the commitment, steps are taken to close out the position and minimize any loss. Siebert has not had significant credit losses in the last five years.

Information and Communications Systems

Siebert's operations rely heavily on information processing and communications systems which are provided by Siebert's clearing agent. The system for processing securities transactions is highly automated. Registered representatives utilize personal computer workstations to access customer account information, obtain securities prices and related information and enter and confirm orders through dedicated lines to Siebert's clearing agents.

Siebert maintains a computer network to support its customer service messaging systems, as well as other applications such as record keeping and direct customer access to marketing information. Through its clearing agents, Siebert's computers are linked to the major registered United States securities exchanges, the National Securities Clearing Corporation and The Depository Trust Company. Failure of Siebert's redundant private lines local area networks or communication systems for a significant period of time could limit the ability to process a large volume of transactions accurately and rapidly. This could result in Siebert being unable to satisfy its obligations to customers and other securities firms, and in such an event could result in regulatory violations. External events, such as an earthquake or massive power failure, loss of redundant external information feeds, such as security price information, as well as massive internal malfunctions, could render part or all of such systems inoperative.

To enhance the reliability of its systems and backup data, Siebert maintains redundancies, backup plans and recovery functions including backup trading facilities.

Siebert's communications systems include a voice system that allows calls to be answered by the next available agent having the appropriate skill set for the incoming call. Data is delivered to branches over a multipoint Virtual Private Network system. Call center software provides statistical reports, such as time on hold, duration of calls and the number of calls handled by each agent. The vendor of the communications system monitors these systems on a twenty-four hour a day, seven day a week basis and can make software repairs remotely.

CURRENT DEVELOPMENTS

Siebert filed a lawsuit against Intuit Inc. ("Intuit") in New York State Supreme Court on September 17, 2003 seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service (the "JBS") conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between Siebert and Intuit. The Court denied Intuit's motion to dismiss Siebert's causes of action for breach of fiduciary duty, breach of contractual obligations to pay shared expenses, promissory estoppel, and breach of the implied covenant of good faith and fair dealing. The Court granted Intuit's motion to dismiss Siebert's causes of action for breach of the express covenant of good faith and fair dealing, misrepresentation and/or fraud, and its request for punitive damages. Intuit has counterclaimed against Siebert, seeking not less than $6.6 million. Siebert and Intuit have appealed from certain portions of the Court's decision and Siebert has also moved for reargument of that decision regarding punitive damages. In November 2005, Intuit's counsel was disqualified by the Court from representing Intuit in this action. Any further activity in the action is stayed pending Intuit's appeal from the Order of disqualification, which appeal is expected to be heard by the Appellate Court in April 2006.

Siebert terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") in 2003. Based on consultation with counsel, Siebert believes that the $1,500,000 that it advanced to Pershing in January 2003 should have been returned and that Pershing may be liable for damages. Pershing has expressed its belief that it is entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit and that the ultimate result of this matter will not have a material adverse effect on result of operations or financial position. Siebert in 2004 decided not to commence proceedings against Pershing and charged off the $1,500,000 advance to Pershing. Siebert and Pershing in 2005 entered into a Limited Release Agreement under which Siebert received a release from the $3 million disputed claims for unreimbursed fees and costs, and Pershing was released from any liability to Siebert based upon the disputed fees and costs, and Siebert paid a consideration to Pershing that had been previously accrued by Siebert.

The Company entered into an Operating Agreement, effective as of April 19, 2005 (the "Operating Agreement"), with Suzanne Shank and Napolean Brandford III, the two individual principals of SBS (the "Principals") of SBS Financial Products Company LLC, a Delaware limited liability company ("SBSFPC"). Pursuant to the terms of the Operating Agreement, the Company and each of the Principals made an initial capital contribution of $400,000 in exchange for a 33.33% initial interest in SBSFPC. SBSFPC engages in derivatives transactions related to the municipal underwriting business. The Operating Agreement provides that profit and loss will be shared 66.66% by the Principals and 33.33% by the Company.

On May 15, 2000, the board of directors of the Company authorized the repurchase of up to 1,000,000 shares of the Company's common stock. Shares will be purchased from time to time, in the discretion of the Company, in the open market and in private transactions. Through December 31, 2005, 916,434 shares have been purchased at an average price of $4.51 per share. The Company intends to continue acquiring shares pursuant to its stock repurchase program based upon the price of the stock and in accordance with applicable rules and regulations.

THE CAPITAL MARKETS DIVISION

In 1991, Siebert created its Capital Markets Group ("SCM") division, which serves as a co-manager, underwriting syndicate member, or selling group member on a wide spectrum of securities offerings for corporations and Federal agencies.

Principal activities of the Capital Markets Division are investment banking and institutional equity execution services. In June 2004, Siebert expanded its SCM and New York Stock Exchange ("NYSE") Floor Operations. SCM provides high-quality brokerage service to both institutional investors and issuers of equity and fixed-income securities.

During 1996, Siebert formed the Siebert, Brandford, Shank division of the investment banking group to enhance the activities of Siebert's tax exempt underwriting. The operations of the Siebert, Brandford, Shank division were moved on July 1, 1998, to a newly formed entity, SBS. Two individuals, Mr. Napoleon Brandford and Ms. Suzanne F. Shank, own 51% of the equity and are entitled to 51% of the net profits of SBS and Siebert is entitled to the balance. Through its investment in SBS, Siebert has become a more significant factor in the tax exempt underwriting area, and expects to enhance its government and institutional relationships, as well as the breadth of products that can be made available to retail clients. During 2005, SBS served as the lead manager of over $2 billion of negotiated municipal new issues and served as a co-manager in over $54 billion of negotiated municipal new issues.

Since its inception, the Siebert, Brandford, Shank division and its successor SBS have co-managed offerings of approximately $371 billion and lead managed offerings of approximately $14 billion. Clients include the States of California, Texas, Washington, Ohio and Michigan and the Cities of Chicago, Detroit, Los Angeles, Houston, Dallas, Denver and St. Louis.

SBS operates out of offices in San Francisco, New York, Seattle, Houston, Chicago, Detroit, Los Angeles, Washington, DC, San Antonio, Anchorage, Miami and Dallas.

Certain risks are involved in the underwriting of securities. Underwriting syndicates agree to purchase securities at a discount from the initial public offering price. An underwriter is exposed to losses on the securities that it has committed to purchase if the securities must be sold below the cost to the syndicate. In the last several years, investment banking firms have increasingly underwritten corporate and municipal offerings with fewer syndicate participants or, in some cases, without an underwriting syndicate. In these cases, the underwriter assumes a larger part or all of the risk of an underwriting transaction. Under Federal securities laws, other laws and court decisions, an underwriter is exposed to substantial potential liability for material misstatements or omissions of fact in the prospectus used to describe the securities being offered.

ADVERTISING, MARKETING AND PROMOTION

Siebert develops and maintains its retail customer base through printed advertising in financial publications, broadcast commercials over national and local cable TV channels, as well as promotional efforts and public appearances by Ms. Siebert. Additionally, a significant number of the firm's new accounts are developed directly from referrals by satisfied customers.

COMPETITION

Siebert encounters significant competition from full-commission, online and discount brokerage firms, as well as from financial institutions, mutual fund sponsors and other organizations, many of which are significantly larger and better capitalized than Siebert. The reduced volume of trading starting in early 2001 is leading to consolidation in the industry in both the online and traditional brokerage business. Siebert believes that additional competitors such as banks, insurance companies, providers of online financial and information services and others will continue to be attracted to the online brokerage industry as they expand their product lines. Many of these competitors are larger, more diversified, have greater capital resources, and offer a wider range of services and financial products than Siebert. Some such firms are offering their services over the Internet and have devoted more resources to and have more elaborate websites than Siebert. Siebert competes with a wide variety of vendors of financial services for the same customers. Siebert believes that its main competitive advantages are high quality customer service, responsiveness, cost and products offered, the breadth of product line and excellent executions.

REGULATION

The securities industry in the United States is subject to extensive regulation under both Federal and state laws. The Securities and Exchange Commission ("SEC") is the Federal agency charged with administration of the Federal securities laws. Siebert is registered as a broker-dealer with the SEC, and is a member of the New York Stock Exchange ("NYSE") and the National Association of Securities Dealers ("NASD"). Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD and national securities exchanges such as the NYSE, which is Siebert's primary regulator with respect to financial and operational compliance. These self-regulatory organizations adopt rules (subject to approval by the SEC) governing the industry and conduct periodic examinations of broker-dealers. Securities firms are also subject to regulation by state securities authorities in the states in which they do business. Siebert is registered as a broker-dealer in 50 states, the District of Columbia and Puerto Rico.

The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and stockholders of broker-dealers. The regulations to which broker-dealers are subject cover all aspects of the securities business, including training of personnel, sales methods, trading practices among broker-dealers, uses and safekeeping of customers' funds and securities, capital structure of securities firms, record keeping, fee arrangements, disclosure to clients, and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules may directly affect the method of operation and profitability of broker-dealers and investment advisers. The SEC, self-regulatory organizations and state securities authorities may conduct administrative proceedings which can result in censure, fine, cease and desist orders or suspension or expulsion of a broker-dealer or an investment adviser, its officers or its employees.

On March 4, 2005, Siebert consented without admitting or denying guilt to a $45,000 fine and censure by the NYSE due to findings of books-and-records, financial, operational and supervisory deficiencies. This action was based on technical record keeping and administrative deficiencies and there were no complaints from and no losses to any Siebert customers. As the NYSE expressly noted, Siebert had no prior disciplinary history in its 37 years in business.

As a registered broker-dealer and NASD member organization, Siebert is required by Federal law to belong to the Securities Investor Protection Corporation ("SIPC") which provides, in the event of the liquidation of a broker-dealer, protection for securities held in customer accounts held by the firm of up to $500,000 per customer, subject to a limitation of $100,000 on claims for cash balances. The SIPC is funded through assessments on registered broker-dealers. In addition, Siebert, through it's clearing agent, has purchased from private insurers additional account protection in the event of liquidation up to the net asset value, as defined, of each account. Stocks, bonds, mutual funds and money market funds are included at net asset value for purposes of SIPC protection and the additional protection. Neither SIPC protection nor the additional protection insures against fluctuations in the market value of securities.

Siebert is also authorized by the Municipal Securities Rulemaking Board to effect transactions in municipal securities on behalf of its customers and has obtained certain additional registrations with the SEC and state regulatory agencies necessary to permit it to engage in certain other activities incidental to its brokerage business.

Margin lending arranged by Siebert is subject to the margin rules of the Board of Governors of the Federal Reserve System and the NYSE. Under such rules, broker-dealers are limited in the amount they may lend in connection with certain purchases and short sales of securities and are also required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. In addition, those rules and rules of the Chicago Board Options Exchange govern the amount of margin customers must provide and maintain in writing uncovered options.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer, Siebert is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Net Capital Rule"), which has also been adopted by the NYSE. Siebert is a member firm of the NYSE and the NASD. The Net Capital Rule specifies minimum net capital requirements for all registered broker-dealers and is designed to measure financial integrity and liquidity. Failure to maintain the required regulatory net capital may subject a firm to suspension or expulsion by the NYSE and the NASD, certain punitive actions by the SEC and other regulatory bodies and, ultimately, may require a firm's liquidation.

Regulatory net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets. These deductions include charges that discount the value of security positions held by Siebert to reflect the possibility of adverse changes in market value prior to disposition.

The Net Capital Rule requires notice of equity capital withdrawals to be provided to the SEC prior to and subsequent to withdrawals exceeding certain sizes. The Net Capital Rule also allows the SEC, under limited circumstances, to restrict a broker-dealer from withdrawing equity capital for up to 20 business days. The Net Capital Rule of the NYSE also provides that equity capital may not be drawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.

Under applicable regulations, Siebert is required to maintain regulatory net capital of at least $250,000. At December 31, 2005 and 2004, Siebert had net capital of $25.6 million and $16.9 million, respectively. Siebert claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

EMPLOYEES

As of March 16, 2006, the Company had approximately 93 employees, six of whom were corporate officers. None of the employees is represented by a union, and the Company believes that relations with its employees are good.

ITEM 1A. RISK FACTORS

Securities market volatility and other securities industry risk could adversely affect our business

Our principal business activities include discount retail broker-dealer operations, as well as investment banking, institutional sales and other related business lines. Like other businesses operating in the securities industry, our business is directly affected by volatile trading markets, fluctuations in the volume of market activity, economic and political conditions, upward and downward trends in business and finance at large, legislation and regulation affecting the national and international business and financial communities, currency values, inflation, market conditions, the availability and cost of short-term or long-term funding and capital, the credit capacity or perceived credit worthiness of the securities industry in the marketplace and the level and volatility of interest rates. We also face risks relating to trading losses, losses resulting from the ownership or underwriting of securities, counterparty failure to meet commitments, customer fraud, employee fraud, issuer fraud, errors and misconduct, failures in connection with the processing of securities transactions and litigation. The varied risks associated with our business and the securities industry in general could adversely affect our commission and other revenues. A reduction in our revenues or a loss resulting from our underwriting or ownership of securities or sales or trading of securities could have a material adverse effect on our business, results of operations and financial condition. In addition, as a result of these risks, our revenues and operating results may be subject to significant fluctuations from quarter to quarter and from year to year.

Lower price levels in the securities markets may reduce our profitability adversely affecting the price of our common stock.

Lower price levels of securities may result in (i) reduced volumes of securities, options and futures transactions, with a consequent reduction in our commission revenues, and (ii) losses from declines in the market value of securities we held in investment and underwriting positions. In periods of low volume, our levels of profitability are further adversely affected because certain of our expenses remain relatively fixed. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets which, in turn, may result in our having difficulty selling securities. Such negative market conditions, if prolonged, may also lower our revenues from investment banking and other activities. A reduction in our revenues from investment banking or other activities could have a material adverse affect on our business, results of operations and financial condition.

There is intense competition in the discount brokerage industry.

Siebert encounters significant competition from full-commission, online and other discount brokerage firms, as well as from financial institutions, mutual fund sponsors and other organizations many of which are significantly larger and better capitalized than Siebert. Siebert equity investee, SBS, a municipal bond underwriter, also encounters significant competition from firms engaged in the municipal finance business. The general financial success of the securities industry over the past several years and the price wars encountered and lower commission rates in the discount brokerage business in general have strengthened our existing competitors. Siebert believes that such changes in the industry will continue to strengthen existing competitors and attract additional competitors such as banks, insurance companies, providers of online financial and information services, and others as they expand their product lines. Many of these competitors are larger, more diversified, have greater capital resources, and offer a wider range of services and financial products than Siebert. Siebert competes with a wide variety of vendors of financial services for the same customers. Siebert may not be able to compete effectively with current or future competitors.

During 2005, competition continued to intensify both among all classes of brokerage firms and within the discount brokerage business as well as from consolidation in the discount brokerage industry. Some competitors in the discount brokerage business offer services which we do not, including financial advice and investment management. In the last two years, some competitors have continued to offer lower flat rate execution fees that are difficult for any conventional discount firm to meet. Industry-wide changes in trading practices are expected to cause continuing pressure on fees earned by discount brokers for the sale of order flow. Many of the flat fee brokers impose charges for services such as mailing, transfers and handling exchanges which Siebert does not and also direct their execution to captive market makers. Continued or increased competition from ultra low cost, flat fee brokers and broader service offerings from other discount brokers could limit our growth or lead to a decline in Siebert's customer base which would adversely affect our business, results of operations and financial condition.

We are subject to extensive government regulation.

Our business is subject to extensive regulation in the United States, at both the Federal and state level. We are also subject to regulation by self–regulatory organizations and other regulatory bodies in the Untied States, such as the SEC, the NYSE, the NASD and the Municipal Securities Rulemaking Board (the "MSRB"). We are registered as a broker-dealer in 50 states, the District of Columbia and Puerto Rico. The regulations to which we are subject as a broker-dealer cover all aspects of the securities business including: training of personnel, sales methods, trading practices, uses and safe keeping of customers' funds and securities, capital structure, record keeping, fee arrangements, disclosure and the conduct of directors, officers and employees. Failure to comply with any of these laws, rules or regulations, which may be subject to the uncertainties of interpretation, could result in civil penalties, fines, suspension or expulsion and have a material adverse effect on our business, results of operations and financial condition.

Siebert, as a registered broker-dealer and NASD member organization, is required by Federal law to belong to the Securities Investor Protection Corporation ("SIPC") which provides, in the event of the liquidation of a broker-dealer, protection for securities held in customer accounts held by the firm of up to $500,000 per customer, subject to a limitation of $100,000 on claims for cash balances. SIPC is funded through assessments on registered broker-dealers. In addition, Siebert, through its clearing agent, has purchased from private insurers additional account protection in the event of liquidation up to the net asset value, as defined, of each account. Stocks, bonds, mutual funds and money market funds are included at net asset value for purposes of SIPC protection and the additional protection. Neither SIPC protection nor the additional protection insures against fluctuations in the market value of securities.

Siebert is also authorized by the MSRB to effect transactions in municipal securities on behalf of its customers and has obtained certain additional registrations with the SEC and state regulatory agencies necessary to permit it to engage in certain other activities incidental to its brokerage business.

Margin lending arranged by Siebert is subject to the margin rules of the Board of Governors of the Federal Reserve System and the NYSE. Under such rules, broker-dealers are limited in the amount they may lend in connection with certain purchases and short sales of securities and are also required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. In addition, those rules and rules of the Chicago Board Options Exchange govern the amount of margin customers must provide and maintain in writing uncovered options.

The laws, rules and regulations, as well as governmental policies and accounting principles, governing our business and the financial services and banking industries generally have changed significantly over recent years and are expected to continue to do so. We cannot predict which changes in laws, rules, regulations, governmental policies or accounting principles will be adopted. Any changes in the laws, rules, regulations, governmental policies or accounting principles relating to our business could materially and adversely affect our business, results of operations and financial condition.

We are subject to net capital requirements.

The SEC, the NYSE and various other securities and commodities exchanges and other regulatory bodies in the United States have rules with respect to net capital requirements which affect us. These rules have the effect of requiring that at least a substantial portion of a broker-dealer's assets be kept in cash of highly liquid investments. Our compliance with the net capital requirements could limit operations that require intensive use of capital, such as underwriting or trading activities. These rules could also restrict our ability to withdraw our capital, even in circumstances where we have more than the minimum amount of required capital, which, in turn, could limit our ability to implement growth strategies. In addition, a change in such rules, or the imposition of new rules, affecting the scope, coverage, calculation or amount to such net capital requirements, or a significant operating loss or any unusually large charge against net capital, could have similar adverse effects.

Our customers may fail to pay us.

A principal credit risk to which we are exposed on a regular basis is that our customers may fail to pay for their purchases or fail to maintain the minimum required collateral for amounts borrowed against securities positions maintained by them. We have established policies with respect to maximum purchase commitments for new customers or customers with inadequate collateral to support a requested purchase. However, our managers have some flexibility in the allowance of certain transactions. When transactions occur outside normal guidelines, these accounts are monitored until their payment obligation is completed. If the customer does not meet the commitment, we take steps to close out the position in an attempt to minimize losses.

We have personnel specifically responsible for monitoring all customer positions for the maintenance of required collateral. These personnel also monitor accounts that may be concentrated in one or more securities whereby a significant decline in the value of a particular security could reduce the value of the account's collateral below the account's loan obligation. While we have not had significant credit losses in the last five years, we cannot assure you that the policies and procedures we have established will be adequate to prevent a significant credit loss.

We face risks relating to our investment banking activities.

Certain risks are involved in the underwriting of securities. Investment banking underwriting syndicates agree to purchase securities at a discount from the public offering price. If the securities must be sold below the syndicate cost, an underwriter is exposed to losses on the securities that it has committed to purchase. In the last several years, investment banking firms increasingly have underwritten corporate and municipal offerings with fewer syndicate participants or, in some cases, without an underwriting syndicate. In these cases, the underwriter assumes a larger part or all of the risk of an underwriting transaction.

Under Federal securities laws, other laws and court decisions, an underwriter is exposed to substantial potential liability for material misstatements or omissions of fact in the prospectus used to describe the securities being offered. While municipal securities are exempt from the registration requirements of the Securities Act, underwriters of municipal securities are exposed to substantial potential liability for material misstatements or omissions of fact in the offering documents prepared for these offerings.

An increase in volume on our systems or other events could cause them to malfunction.

We presently receive and process up to 65% of our trade orders electronically. This method of trading is heavily dependent on the integrity of the electronic systems supporting it. While we have never experienced a significant failure of our trading systems, heavy stress placed on our systems during peak trading times could cause our systems to operate at unacceptably low speeds or fail altogether. Any significant degradation or failure of our systems or the systems of third parties involved in the trading process (e.g., online and Internet service providers, record keeping and data processing functions performed by third parties, and third party software), even for a short time, could cause customers to suffer delays in trading. These delays could cause substantial losses for customers and could subject us to claims from these customers for losses. We cannot assure you that our network structure will operate appropriately in the event of a subsystem, component or software failure. In addition, we cannot assure you that we will be able to prevent an extended systems failure in the event of a power or telecommunications failure, an earthquake, terrorist attack, fire or any act of God. Any systems failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and operating results.

We rely on information processing and communications systems to process and record our transactions.

Our operations rely heavily on information processing and communications systems. Our system for processing securities transactions is highly automated. Registered representatives equipped with online computer terminals can access customer account information, obtain securities prices and related information and enter and confirm orders online.

To support our customer service delivery systems, as well as other applications such as clearing functions, account administration, record keeping and direct customer access to investment information, we maintain a computer network in New York City. Through our clearing agent, our computers are also linked to the major registered U.S. securities exchanges, the National Securities Clearing Corporation and the Depository Trust Company. Failure of the information processing or communications systems for a significant period of time could limit our ability to process a large volume of transactions accurately and rapidly. This could cause us to be unable to satisfy our obligations to customers and other securities firms, and could result in regulatory violations. External events, such as an earthquake, terrorist attack or power failure, loss of external information feeds, such as security price information, as well as internal malfunctions such as those that could occur during the implementation of system modifications, could render part or all of these systems inoperative.

We may not be able to keep up pace with continuing changes in technology.

Our market is characterized by rapidly changing technology. To be successful, we must adapt to this rapidly changing environment by continually improving the performance, features and reliability of our services. We could incur substantial costs if we need to modify our services or infrastructure or adapt our technology to respond to these changes. A delay or failure to address technological advances and developments or an increase in costs resulting from these changes could have a material and adverse effect on our business, financial condition and results of operations.

We depend on our ability to attract and retain key personnel.

Our continued success is principally dependent on our founder, Muriel F. Siebert, Chairwoman, Chief Executive Officer and President and our senior management. In addition, the continued success of the SBS may be dependent on the services of Napoleon Brandford III and Suzanne Shank. The loss of the services of any of these individuals could significantly harm our business, financial condition and operating results.

Our principal shareholder may control many key decisions.

Ms. Muriel Siebert currently owns approximately 90% of our outstanding common stock. Ms. Siebert will have the power to elect the entire Board of Directors and, except as otherwise provided by law or our Certificate of Incorporation or by-laws, to approve any action requiring shareholder approval without a shareholders meeting.

There may be no public market for our common stock.

Only approximately 2,200,000 shares, or approximately 10% of our shares outstanding, are currently held by the public. Although our common stock is traded in The Nasdaq National Market, their can be no assurance that an active public market will continue.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Siebert currently maintains seven retail discount brokerage offices. Customers can visit the offices to obtain market information, place orders, open accounts, deliver and receive checks and securities, and obtain related customer services in person. Nevertheless, most of Siebert's activities are conducted on the Internet or by telephone and mail.

Siebert operates its business out of the following seven leased offices:

Location	Approximate Office Area in Square Feet	Expiration Date of Current Lease	Renewal Terms
Corporate Headquarters, Retail and Investment Banking Office 885 Third Ave. New York, NY 10022	7,828	12/31/06	None
Retail Offices			
9693 Wilshire Boulevard Beverly Hills, CA 90212	1,000	12/31/06	1 year option
4400 North Federal Highway Boca Raton, FL 33431	2,438	5/31/09	None
111 Pavonia Avenue[1] Jersey City, NJ 07310	7,768	6/30/07 and 6/30/09	5 year option on a portion of space
400 Fifth Avenue – South Naples, FL 33940	1,008	4/30/06	None
240A South County Road Palm Beach, FL 33480	770	12/31/06	None
9569 Harding Avenue Surfside, FL 33154	1,150	4/30/07	None

[1] Certain of the Company's administrative and back office functions are performed at this location.

The Company believes that its properties are in good condition and are suitable for the Company's operations.

ITEM 3. LEGAL PROCEEDINGS

See Part I-Item 1 "Business-Current Developments" and Part I-Item 7" Management's Discussion and Analysis of Financial Condition and Results of Operations" with respect to the Company's lawsuit against Intuit Inc. which was filed in New York State Supreme Court, County of New York on September 17, 2003 alleging among other things, Intuit's breach of contractual obligations, breach of fiduciary duties and misrepresentation and/or fraud, all relating to the Joint Brokerage services conducted under the Strategic Alliance Agreement between Siebert and Intuit.

In addition, the Company is involved in various routine lawsuits of a nature deemed by the Company customary and incidental to its business. In the opinion of management, the ultimate disposition of such actions will not have a material adverse effect on the financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

No matter was submitted to a vote of shareholders during the fourth quarter of the fiscal year ended December 31, 2005.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the Nasdaq Stock Market under the symbol "SIEB". The high and low sales prices of the Company's common stock reported by Nasdaq during the following calendar quarters were:

	High	Low
First Quarter - 2004	$ 4.69	$ 3.41
Second Quarter - 2004	$ 5.32	$ 3.64
Third Quarter - 2004	$ 4.35	$ 2.74
Fourth Quarter - 2004	$ 4.20	$ 2.94
First Quarter - 2005	$ 3.95	$ 2.96
Second Quarter - 2005	$ 4.50	$ 2.55
Third Quarter - 2005	$ 3.85	$ 2.80
Fourth Quarter - 2005	$ 3.05	$ 2.34
January 1, 2006 - March 16, 2006	$ 2.72	$ 2.39

On March 16, 2006, the closing price of the Company's common stock on the Nasdaq Stock Market was $2.63 per share. There were 155 holders of record of the Company's common stock and more than 2,000 beneficial owners of common stock on March 6, 2006.

DIVIDEND POLICY

The Company paid no cash dividends to its shareholders in 2005, 2004 and 2003. Ms. Siebert, the majority shareholder of the Company, has waived her right to receive the dividends declared by the Company to date although she intends to participate in dividends declared in the future. The Board of Directors of the Company periodically considers whether to declare dividends. In considering whether to pay such dividends, the Company's Board of Directors will review the earnings of the Company, its capital requirements, its economic forecasts and such other factors as are deemed relevant. Some portion of the Company's earnings will be retained to provide capital for the operation and expansion of its business.

ISSUER PURCHASE OF EQUITY SECURITIES

The following table sets forth information regarding the Company's purchase of its common stock on a monthly basis during the fourth quarter of 2005:

Period	Total Number Of Shares Purchased During Period	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans[1]	Maximum Number of Shares That May Yet Be Purchased Under The Plan
October 2005	—	—	911,567	88,433
November 2005	1,500	$ 2.69	913,067	86,933
December 2005	3,367	$ 2.79	916,434	83,566
Total	4,867	$ 2.76	916,434	83,566

[1] On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of the Company's common stock. Under this program, shares are purchased from time to time, at the Company's discretion, in the open market and in private transactions.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2005 with respect to our equity compensation plans.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders[(1)]	1,767,610	$ 4.16	2,025,915
Equity compensation plans not approved by security holders[(2)]	41,400	—	18,600
Total	1,809,010	$ 4.16	2,044,515

(1) Represents the Company's 1997 Stock Option Plan.

(2) Represents the Company's 1998 Restricted Stock Award Plan.

MATERIAL TERMS OF THE 1998 RESTRICTED STOCK AWARD PLAN

The Company's 1998 Restricted Stock Award Plan provides for awards to key employees of not more than an aggregate of 60,000 shares of our common stock, subject to adjustments for stock splits, stock dividends and other changes in our capitalization, to be issued either immediately after the award or at a future date. As of December 31, 2005, 41,400 shares of the Company's common stock under the Restricted Stock Award Plan had been awarded and were outstanding. As provided in the plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of one year from the date of the award. Cash dividends on shares awarded are held by us for the benefit of the recipients, subject to the same restrictions as the award. These dividends, without interest, are paid to the recipients upon lapse of the restrictions.

ITEM 6. SELECTED FINANCIAL DATA (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

The Following Selected Financial Information Should Be Read In Conjunction With The Company's Consolidated Financial Statements And The Related Notes Thereto.

	2005	2004	2003	2002	2001
Income statement data:					
Total Revenues	$ 31,172	$ 28,104	$ 24,696	$ 24,104	$ 32,020
Net income (loss)	$ 1,863	$ 533	$ 123	$ (1,633)	$ 2,488
Net income (loss) per share of common stock					
Basic	$ 0.08	$ 0.02	$ 0.01	$ (0.07)	$ 0.11
Diluted	$ 0.08	$ 0.02	$ 0.01	$ (0.07)	$ 0.11
Weighted average shares outstanding (basic)	22,093,369	22,113,228	22,305,369	22,403,990	22,438,719
Weighted average shares outstanding (diluted)	22,127,940	22,276,562	22,453,538	22,403,990	22,698,934
Statement of financial condition data (at year-end):					
Total assets	$ 43,027	$ 41,560	$ 40,026	$ 40,451	$ 42,129
Total liabilities excluding subordinated borrowings	$ 5,975	$ 6,460	$ 4,891	$ 4,784	$ 4,829
Stockholders' equity	$ 37,052	$ 35,100	$ 35,135	$ 35,667	$ 37,300

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and the Notes thereto contained elsewhere in this Annual Report.

The overall market conditions were weaker in 2005 due to rising interest rates, higher oil prices and nearly six weeks of hurricanes in the southeast all of which have created a lack of investor interest in investing in stocks. Consequently, customer trading activity was flat for the Company.

Competition continued to intensify among all types of brokerage firms, including established discount brokers and new firms entering the on-line brokerage business. Electronic trading continues to account for an increasing amount of trading activity, with some firms charging very low trading execution fees that are difficult for any conventional discount firm to meet. Some of these brokers, however, impose asset based charges for services such as mailing, transfers and handling exchanges which the Company does not currently impose, and also direct their orders to market makers where they have a financial interest. Continued competition could limit the Company's growth or even lead to a decline in the Company's customer base, which would adversely affect its results of operations. Industry-wide changes in trading practices, such as the New York Stock Exchange's Hybrid Market proposal and the increasing use of Electronic Communications Networks, are expected to put continuing pressure on commissions/ fees earned by brokers while increasing volatility.

The Company entered into an Operating Agreement, effective as of April 19, 2005 (the "Operating Agreement"), with Suzanne Shank and Napolean Brandford III, the two individual principals of SBS (the "Principals") of SBS Financial Products Company LLC, a Delaware limited liability company ("SBSFPC"). Pursuant to the terms of the Operating Agreement, the Company and each of the Principals made an initial capital contribution of $400,000 in exchange for a 33.33% initial interest in SBSFPC. SBSFPC engages in derivatives transactions related to the municipal underwriting business. The Operating Agreement provides that profit and loss will be shared 66.66% by the Principals and 33.33% by the Company.

On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of the Company's common stock. Under this program, shares are purchased from time to time, at the Company's discretion, in the open market and in private transactions. Through March 14, 2006, 916,434 shares have been purchased at an average price of $4.51 per share.

The Company, like other securities firms, is directly affected by general economic and market conditions including fluctuations in volume and prices of securities, changes and the prospect of changes in interest rates, and demand for brokerage and investment banking services, all of which can affect the Company's profitability. In addition, in periods of reduced financial market activity, profitability is likely to be adversely affected because certain expenses remain relatively fixed, including salaries and related costs, portions of communications costs and occupancy expenses. Accordingly, earnings for any period should not be considered representative of earnings to be expected for any other period.

Siebert filed a lawsuit against Intuit Inc. ("Intuit") in New York State Supreme Court on September 17, 2003 seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service (the "JBS") conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between Siebert and Intuit. The Court denied Intuit's motion to dismiss Siebert's causes of action for breach of fiduciary duty, breach of contractual obligations to pay shared expenses, promissory estoppel, and breach of the implied covenant of good faith and fair dealing. The Court granted Intuit's motion to dismiss Siebert's causes of action for breach of the express covenant of good faith and fair dealing, misrepresentation and/or fraud, and its request for punitive damages. Intuit has counterclaimed against Siebert, seeking not less than $6.6 million. Siebert and Intuit have appealed from certain portions of the Court's decision and Siebert has also moved for reargument of that decision regarding punitive damages. In November 2005, Intuit's counsel was disqualified by the Court from representing Intuit in this action. Any further activity in the action is stayed pending Intuit's appeal from the Order of disqualification, which appeal is expected to be heard by the Appellate Court in April 2006.

CRITICAL ACCOUNTING POLICIES

The Company generally follows accounting policies standard in the brokerage industry and believes that its policies appropriately reflect its financial position and results of operations. Management has identified the use of "estimates" as its critical policy. The estimates relate primarily to revenue and expense items in the normal course of business as to which the Company receives no confirmations, invoices, or other documentation, at the time the books are closed for a period. The Company uses its best judgment, based on its knowledge of revenue transactions and expenses incurred, to estimate the amount of such revenue and expenses. The Company is not aware of any material differences between the estimates used in closing its books for the last five years and the actual amounts of revenue and expenses incurred when the Company subsequently receives the actual confirmations, invoices or other documentation. Estimates are also used in determining the useful lives of intangibles assets, and the fair market value of intangible assets. Management believes that its estimates are reasonable.

RESULTS OF OPERATIONS

Year Ended December 31, 2005 Compared To Year Ended December 31, 2004

Revenues

Total revenues for 2005 were $31.2 million, an increase of $3.1 million, or 10.9%, from 2004. Commission and fee income increased $1.5 million, or 6.2%, from the prior year to $25.3 million due to an increase in commissions generated by the commission recapture, institutional direct access and institutional trading operations as well as retail customer accounts purchased from Wall Street Discount, Inc. in the second quarter 2004 offset by a decrease in retail customer commissions. The decrease in retail customer commissions is due a decrease in the average commission charged per trade in 2005 from the previous year. The commission recapture, institutional direct access and institutional trading operations began in the third quarter 2004.

Investment banking revenues increased $1 million, or 74.0%, from the prior year to $2.4 million in 2005 due to the Company participating in more new issues as a result of the Capital Markets team that joined the Company in the third quarter of 2004.

Income from the Company's investment in Siebert, Brandford, Shank & Co., LLC ("SBS"), an entity in which the Company holds a 49% equity interest, for 2005 and 2004 was $1.7 million. SBS serves as an underwriter for municipal bond offerings. Income from the Company's equity investment in SBS Financial Products Company, LLC, an entity in which the Company holds a 33.33% equity interest ("SBSFPC") for 2005 was $194,000. SBSFPC operations began in the second quarter of 2005.

Trading profits decreased $59,000, or 7.8%, from the prior year to $702,000 primarily due to decreased trading in municipal, government and corporate bonds within the Company's riskless trading group.

Income from interest and dividends increased $508,000, or 108.1%, from the prior year to $978,000 primarily due to higher interest rates and higher cash balances.

Expenses

Total expenses for 2005 were $28.0 million, an increase of $838,000, or 3.1%, from the prior year.

Employee compensation and benefit costs increased $289,000, or 2.6%, from the prior year to $11.4 million primarily due to the hiring of the Company's General Counsel, the expansion of the Company's Capital Markets Group and the New York Stock Exchange Floor Operation, settlement of employee related matters and health and other employee benefits offset commissions based on production, headcount in customer service and new accounts departments and termination of an executive officer.

Clearing and floor brokerage fees increased $1.1 million, or 24.8%, from the prior year to $5.3 million primarily due to increased volume of trade executions and a one time commission rebate of $800,000 from the Company's clearing firm in the first and second quarter of 2004.

Professional fees increased $2.2 million, or 100.3% from the prior year to $4.3 million primarily due to an increase in legal fees relating to litigation with Intuit and employee matters and consulting fees relating to the Company entering into the commission recapture business in the third quarter of 2004, the acquisition of the customer accounts of Wall Street Discount Corp., and Sarbanes-Oxley.

Advertising and promotion expense decreased $231,000, or 20.9%, from the prior year to $876,000 primarily due to management's decision to spend less for advertising and promotion.

Communications expense decreased $603,000, or 25.9%, from the prior year to $1.7 million from actively pursuing alternative vendors and utilizing new technologies.

Occupancy costs decreased $14,000, or 1.3%, from the prior year to $1.1 million principally due to the combining of the Company's Boca Raton office with Your Discount Broker, Inc.'s Boca Raton office in the second quarter of 2004.

Other general and administrative expenses decreased $282,000, or 7.9%, from the prior year to $3.3 million primarily due to a decrease in depreciation and amortization expenses, printing and postage costs offset by an increase in placement and registration fees.

Taxes

The provision for income taxes increased by $900,000, or 200.0% from the prior year to $1.4 million due to an increase in net income before tax to $3.2 million in 2005 from $983,000 in 2004.

Year Ended December 31, 2004 Compared To Year Ended December 31, 2003

Revenues

Total revenues for 2004 were $28.1 million, an increase of $3.4 million, or 13.8%, from 2003. Commission and fee income increased $3.3 million, or 16.3%, from the prior year to $23.8 million due to increased trading volume and higher margin debit balances maintained by the Company's retail customer base in 2004.

Investment banking revenues increased $277,000, or 25.5%, from the prior year to $1.4 million in 2004 due to an increase in activity in the new issue market and the addition of new capital markets personnel.

Income from the Company's investment in Siebert, Brandford, Shank & Co., LLC ("SBS") for 2004 was $1.7 million compared to income of $1.9 million for the prior year. This decrease in profits was due in part to the decreased number of municipal bond offerings managed or co-managed by SBS.

Trading profits decreased $43,000, or 5.4%, from the prior year to $761,000 primarily due to decreased trading in municipal, government and corporate bonds within the Company's riskless trading group.

Income from interest and dividends increased $20,000, or 4.4%, from the prior year to $470,000 primarily due to interest earned on a $25 million subordinated loan obtained from the Company's clearing firm that was required by an issuer to participate in its initial public offering, and higher interest rates offset by the maturing of municipal bonds that provided higher yields.

Expenses

Total expenses for 2004 were $27.1 million, an increase of $2.6 million, or 10.7%, from the prior year.

Employee compensation and benefit costs increased $2.4 million, or 27.7%, from the prior year to $11.1 million primarily due to the hiring of the Company's General Counsel, the expansion of the Company's Capital Markets Group and the New York Stock Exchange Floor Operation and increase in bonus accruals.

Clearing and floor brokerage fees decreased $29,000, or 0.07%, from the prior year to $4.24 million primarily due to a one time commission rebate of $ 800,000 from the Company's clearing firm offset by the increased volume of trade executions.

Professional fees increased $619,000, or 40.6% from the prior year to $2.1 million primarily due to the increase in consulting fees relating to the Company entering into the commission recapture business in the third quarter of 2004 and the acquisition of the customer accounts of Wall Street Discount Corp.

Advertising and promotion expense decreased $251,000, or 18.5%, from the prior year to $1.1 million primarily due to management's decision to spend less for advertising and promotion.

Communications expense decreased $507,000, or 17.9%, from the prior year to $2.3 million primarily due to management's effort to control and maintain these costs.

Occupancy costs decreased $56,000, or 5.0%, from the prior year to $1.1 million principally due to the combining of the Company's Boca Raton office with Your Discount Broker, Inc.'s Boca Raton office into a larger branch.

Other general and administrative expenses decreased $1.1 million or 23.6%, from the prior year to $3.6 million primarily due to the elimination of product development costs relating to the JBS and the decrease in depreciation and amortization.

Taxes

The provision for income taxes increased by $380,000, or 542.9% from the prior year to $450,000 due to an increase in net income before tax to $983,000 in 2004 from $193,000 in 2003.

Liquidity and Capital Resources

The Company's assets are highly liquid, consisting generally of cash, money market funds and securities freely saleable in the open market. The Company's total assets at December 31, 2005 were $43 million, of which, $33.4 million, or 78%, were regarded by the Company as highly liquid.

Siebert is subject to the net capital requirements of the SEC, the NYSE and other regulatory authorities. At December 31, 2005, Siebert's regulatory net capital was $25.6 million, $25.3 million in excess of its minimum capital requirement of $250,000. Siebert terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") in 2003. Based on consultation with counsel, Siebert believes that the $1,500,000 that it advanced to Pershing in January 2003 should have been returned and that Pershing may be liable for damages. Pershing has expressed its belief that it is entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit and that the ultimate result of this matter will not have a material adverse effect on result of operations or financial position. Siebert in 2004 decided not to commence proceedings against Pershing and charged off the $1,500,000 advance to Pershing. Siebert and Pershing in 2005 entered into a Limited Release Agreement under which Siebert received a release from the $3 million disputed claims for unreimbursed fees and costs, and Pershing was released from any liability to Siebert based upon the disputed fees and costs, and Siebert paid a consideration to Pershing that had been previously accrued by Siebert.

In August 2004, Siebert participated as an underwriter in the Google, Inc. initial public offering. To participate as an underwriter, the lead Investment Banks (the "Banks") requested that each underwriter provide the Banks with a $25 million Letter of Credit on behalf of each underwriter in favor of the Banks. To obtain the Letter of Credit, Siebert entered into a Temporary Subordinated Loan Agreement with NFS. On August 6, 2004, Siebert obtained a Letter of Credit for $25 million and terminated the Letter of Credit and paid the Temporary Subordinated Loan Agreement with NFS on September 15, 2004.

The Company also intends to acquire additional shares of its common stock pursuant to its share buy back program.

Siebert has entered into a Secured Demand Note Collateral Agreement with SBS under which it is obligated to loan to SBS up to $1.2 million pursuant to a secured promissory note on a subordinated basis. Amounts obligated to be loaned by Siebert under the facility are reflected on the Company's balance sheet as "cash equivalents - restricted". SBS pays Siebert interest on this amount at the rate of 8% per annum. The facility expires on August 31, 2007, at which time SBS is obligated to repay to Siebert any amounts borrowed by SBS thereunder.

Below is a table that presents the Company's obligations and commitments at December 31, 2005:

	Payment Due By Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than Five Years**
Operating lease obligations	$1,963,000	$965,000	$813,000	$185,000	$—

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FINANCIAL INSTRUMENTS HELD FOR TRADING PURPOSES:

Through Siebert, the Company maintains inventories in exchange-listed and Nasdaq equity securities and municipal securities on both a long and short basis. The fair value of all long and short positions held by Siebert at December 31, 2005 was zero. The Company does not engage in derivative transactions, has no interest in any special purpose entity and has no liabilities, contingent or otherwise, for the debt of another entity, except for Siebert's obligation under its Secured Demand Note Collateral Agreement of $1.2 million executed in favor of SBS. SBS pays Siebert interest on this amount at the rate of 8% per annum. Siebert earned interest of $96,000 from SBS in each of the years that Siebert's commitment has been outstanding.

FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING:

Working capital is generally temporarily invested in dollar denominated money market funds and commercial paper. These investments are not subject to material changes in value due to interest rate movements.

In the normal course of its business, Siebert enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the Company's financial statements. Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. If customers do not fulfill their contractual obligations, the clearing broker may charge Siebert for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy the customers' obligations. Siebert regularly monitors the activity in its customer accounts for compliance with its margin requirements. Siebert is exposed to the risk of loss on unsettled customer transactions if customers and other counterparties are unable to fulfill their contractual obligations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See financial statements and supplementary data required pursuant to this item beginning on page F-1 of this Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of management, including the Company's President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of Securities Exchange of 1934, as amended. Based on that evaluation, the Company's management, including the President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company that is required to be included in the Company's periodic filings with the Securities and Exchange Commission.

There were no changes in the Company's internal controls over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect the Company's internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) Identification of Directors

This information is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to May 1, 2006.

(b) Identification of Executive Officers

Name	Age	Position
Muriel F. Siebert	73	Chairwoman and President
Ameen Esmail	47	Executive Vice President and Director of Business Development
Joseph M. Ramos, Jr.	47	Executive Vice President and Chief Financial Officer
Jeanne Rosendale	41	Executive Vice President and General Counsel
Daniel Iesu	46	Secretary

Certain information regarding each executive officer's business experience is set forth below.

Muriel F. Siebert has been Chairwoman, President and a director of Siebert since 1967 and the Company since November 8, 1996. Ms. Siebert became the first woman member of the New York Stock Exchange on December 28, 1967 and served as the first woman Superintendent of Banks of the State of New York from 1977 to 1982. She is director of the New York State Business Council and the Boy Scouts of Greater New York. She is the founder and past president of the Woman's Forum, a former member of the State of New York Commission on Judicial Nomination and is on the executive committee of the Economic Club of New York.

Ameen Esmail has been Executive Vice President and Director of Business Development since July 3, 2003. From 1984 to 1996, Mr. Esmail served as an Executive Vice President of Siebert. From 1996 to 2003, Mr. Esmail worked as an independent consultant servicing the financial securities industry. Mr. Esmail earned a MBA from New York University's Stern's Graduate School of Business in 2000.

Joseph M. Ramos, Jr. has been Executive Vice President, Chief Financial Officer and Assistant Secretary of Siebert since February 10, 2003. From May 1999 to February 2002, Mr. Ramos served as Chief Financial Officer of A.B. Watley Group, Inc. From November 1996 to May 1999, Mr. Ramos served as Chief Financial Officer of Nikko Securities International, Inc. From September 1987 to March 1996, Mr. Ramos worked at Cantor Fitzgerald and held various accounting and management positions, the last as Chief Financial Officer of their registered broker-dealer based in Los Angeles. From October 1982 to September 1987, Mr. Ramos was an audit manager for Deloitte & Touche LLP, a public accounting firm. Mr. Ramos is a Certified Public Accountant licensed in the State of New York.

Jeanne M. Rosendale has been Executive Vice President, General Counsel of Siebert since May 3, 2004. From February 2003 to April 2004, Ms. Rosendale served as Global Director Compliance for Knight Equity Markets. From 2001 through the end of 2002, Ms. Rosendale served as Managing Director, General Counsel and Chief Compliance Officer for TD Securities (USA) Inc. Ms. Rosendale's background likewise includes senior level legal positions with Citigroup and the law firm Weil Gotshal & Manges, LLP. Ms. Rosendale received both her B.A. and J.D., with honors, from Fordham University. She is active in various industry groups such as the SIA, the Bond Market Association, the LSTA and ISDA.

Daniel Iesu has been Secretary of Siebert since October 1996 and the Company since November 8, 1996. He has been Controller of Siebert since 1989.

(c) Compliance with Section 16(a) of the Exchange Act

This information is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to May 1, 2006.

(d) Code of Ethics

The Company has adopted a financial code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and all other employees of the Company performing similar functions. This financial code of ethics is posted on our website. The Internet address for the Company's website is *http://www.siebertnet.com.* The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by either filing a Form 8-K or posting such information on our website, at the address and location specified above, within four business days following the date of such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to May 1, 2006.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to May 1, 2006.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to May 1, 2006.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required in this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to May 1, 2006.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The exhibits required by Item 601 of the Regulations S-K filed as part of, or incorporated by reference in, this report are listed in the accompanying Exhibit Index.

(a) The following documents are filed as part of this report:

1. Financial Statements

The consolidated Financial statements for the year ended December 31, 2005 commence on page F-1 of this report on Form 10-K.

2. Financial Statement Schedules

None.

3. Exhibits

The exhibits required by Item 601 of the Regulation S-K filed as part of, or incorporated by reference in, this report are listed in the accompanying Exhibit Index.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(This page intentionally left blank.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Siebert Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Siebert Financial Corp. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Siebert Financial Corp. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Eisner LLP

New York, New York
March 20, 2006

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2005	December 31, 2004
ASSETS		
Cash and cash equivalents	$ 30,980,000	$ 28,748,000
Cash equivalents - restricted	1,300,000	1,300,000
Receivable from clearing broker	2,404,000	2,371,000
Furniture, equipment and leasehold improvements, net	828,000	1,305,000
Investments in and advances to affiliates	4,428,000	3,779,000
Prepaid expenses and other assets	992,000	1,539,000
Intangibles, net	1,494,000	2,017,000
Deferred taxes	601,000	501,000
	$ 43,027,000	$ 41,560,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$ 5,975,000	$ 6,460,000
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock, $.01 par value; 49,000,000 shares authorized, 23,039,402 shares issued and 22,122,968 shares outstanding at December 31, 2005 and 22,983,917 shares issued and 22,082,301 shares outstanding at December 31, 2004	230,000	229,000
Additional paid-in capital	18,063,000	17,931,000
Retained earnings	22,896,000	21,033,000
Less: 916,434 and 901,616 shares of treasury stock at cost at December 31, 2005, and 2004, respectively	(4,137,000)	(4,093,000)
	37,052,000	35,100,000
	$ 43,027,000	$ 41,560,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2005	2004	2003
Revenue:			
Commissions and fees	$ 25,271,000	$ 23,798,000	$ 20,456,000
Investment banking	2,372,000	1,363,000	1,086,000
Trading profits	702,000	761,000	804,000
Income from equity investees	1,849,000	1,712,000	1,900,000
Interest and dividends	978,000	470,000	450,000
	31,172,000	28,104,000	24,696,000
Expenses:			
Employee compensation and benefits	11,427,000	11,138,000	8,722,000
Clearing fees, including floor brokerage	5,295,000	4,242,000	4,271,000
Professional fees	4,296,000	2,144,000	1,525,000
Advertising and promotion	876,000	1,107,000	1,358,000
Communications	1,728,000	2,331,000	2,838,000
Occupancy	1,053,000	1,067,000	1,123,000
Interest	2,000	28,000	1,000
Write off of advance to clearing broker		1,500,000	
Other general and administrative	3,282,000	3,564,000	4,665,000
	27,959,000	27,121,000	24,503,000
Income before provision for income taxes	3,213,000	983,000	193,000
Provision for income taxes	1,350,000	450,000	70,000
Net income	$ 1,863,000	$ 533,000	$ 123,000
Net income per share of common stock - basic	$ 0.08	$ 0.02	$ 0.01
Net income per share of common stock - diluted	$ 0.08	$ 0.02	$ 0.01
Weighted average shares outstanding - basic	22,093,369	22,113,228	22,305,369
Weighted average shares outstanding - diluted	22,127,940	22,276,562	22,453,538

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock				Treasury Stock		
	Number Of Shares	$.01 Par Value	Additional Paid -In Capital	Retained Earnings	Number Of Shares	Amount	Total
Balance - January 1, 2003	22,968,167	$ 229,000	$ 17,880,000	$ 20,377,000	572,400	$ (2,819,000)	$ 35,667,000
Net income				123,000			123,000
Treasury share purchases					189,503	(706,000)	(706,000)
Issuance of shares in connection with exercise of employee stock options	15,750		36,000				36,000
Tax benefit arising from exercise of employees stock options			15,000				15,000
Balance - December 31, 2003	22,983,917	229,000	17,931,000	20,500,000	761,903	(3,525,000)	35,135,000
Net income				533,000			533,000
Treasury share purchases					139,713	(568,000)	(568,000)
Balance - December 31, 2004	22,983,917	229,000	17,931,000	21,033,000	901,616	(4,093,000)	35,100,000
Net income				1,863,000			1,863,000
Treasury share purchases					14,818	(44,000)	(44,000)
Issuance of shares in connection with exercise of employee stock options	55,485	1,000	132,000				133,000
Balance - December 31, 2005	23,039,402	$ 230,000	$ 18,063,000	$ 22,896,000	916,434	$ (4,137,000)	$ 37,052,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2005	2004	2003
Cash Flows From Operating Activities:			
Net income	$ 1,863,000	$ 533,000	$ 123,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,128,000	1,464,000	1,778,000
Income from equity investees	(1,849,000)	(1,712,000)	(1,900,000)
Distribution from equity investees	1,573,000	1,231,000	1,443,000
Tax benefit of exercised employee stock options			15,000
Deferred taxes	(100,000)	52,000	26,000
Write-off of advance to clearing broker		1,500,000	
Changes in:			
Securities owned, at market value		1,226,000	3,999,000
Receivable from clearing broker	(33,000)	(884,000)	(387,000)
Prepaid expenses and other assets	547,000	268,000	9,000
Securities sold, not yet purchased, at market value		(6,000)	6,000
Accounts payable and accrued liabilities	(485,000)	1,575,000	368,000
Net cash provided by operating activities	2,644,000	5,247,000	5,480,000
Cash Flows From Investing Activities:			
Purchase of intangibles		(400,000)	(1,150,000)
Return of deposit on equipment			241,000
Advance to clearing broker			(1,500,000)
Purchase of furniture, equipment and leasehold improvements	(128,000)	(177,000)	(160,000)
Investment in and advances made to equity investees	(373,000)	(86,000)	(7,000)
Net cash used in investing activities	(501,000)	(663,000)	(310,000)
Cash Flows From Financing Activities:			
Purchase of treasury shares	(44,000)	(568,000)	(706,000)
Proceeds from exercise of options	133,000		36,000
Net cash provided by (used in) financing activities	89,000	(568,000)	(670,000)
Net increase in cash and cash equivalents	2,232,000	4,016,000	2,234,000
Cash and cash equivalents - beginning of year	28,748,000	24,732,000	22,498,000
Cash and cash equivalents - end of year	$30,980,000	$28,748,000	$24,732,000
Supplemental Cash Flow Disclosures:			
Cash paid for:			
Interest	$ 1,000	$ 28,000	$ 1,000
Income taxes	$ 812,000	$ 741,000	$ 61,000
Noncash Investing And Financing Activities:			
Tax benefit of employee stock options			15,000

See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Business:

Siebert Financial Corp. ("Financial"), through its wholly owned subsidiary, Muriel Siebert & Co., Inc. ("Siebert"), engages in the business of providing discount brokerage services for customers, investment banking services for institutional clients and trading securities for its own account, and, through its wholly owned subsidiary, Siebert Women's Financial Network, Inc. ("WFN"), engages in providing products, services and information all uniquely devoted to women's financial needs. All significant intercompany accounts and transactions have been eliminated. Financial, Siebert and WFN collectively are referred to herein as the "Company".

The municipal bond investment banking business is being conducted by Siebert Brandford Shank & Co., LLC ("SBS"), an investee, which is accounted for by the equity method of accounting (see Note C). The equity method provides that Siebert record its share of SBS's earnings or losses.

[2] Securities Transactions:

Securities transactions trading profit, commission revenues and related clearing expenses are recorded on a trade date basis.

Siebert clear all its security transactions through two unaffiliated clearing firms on a fully disclosed basis. Accordingly, Siebert does not hold funds or securities for or owe funds or securities to its customers. Those functions are performed by the clearing firms, which are highly capitalized. Marketable securities are valued at market value. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

[3] Income Taxes:

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes. Financial files a consolidated federal income tax return, which includes Siebert and WFN.

[4] Furniture, Equipment and Leasehold Improvements:

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the shorter of the estimated useful life or period of the lease.

[5] Cash Equivalents:

Cash equivalents consist of highly liquid investments purchase with original maturity of three months or less including of money market funds and commercial paper.

[6] Advertising Costs:

Advertising costs are charged to expense as incurred.

[7] Use Of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Earnings Per Share:

Basic earnings per share is calculated by dividing net income by the weighted average outstanding shares during the period. Diluted earnings per share is calculated by dividing net income by the number of shares outstanding under the basic calculation and adding all dilutive securities, which consist of options. The treasury stock method is used to reflect the dilutive effect of outstanding options, which, for 2005, 2004 and 2003 amounted to 34,571, 163,334 and 148,169 additional shares, respectively, added to the basic weighted average outstanding shares of 22,093,369, 22,113,228 and 22,305,369 in 2005, 2004 and 2003, respectively. Potentially dilutive securities consisting of outstanding options at December 31, 2005, 2004 and 2003 amounted to 1,767,610, 1,888,350 and 1,802,930, respectively.

[9] Investment Banking:

Investment banking revenue includes gains and fees, net of syndicate expenses, arising from underwriting syndicates in which the Company participates. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[10] Cash Equivalents - Restricted:

Cash equivalents - restricted represents $1,300,000 of cash invested in a money market account which Siebert is obligated to lend to SBS on a subordinated basis.

Any outstanding amounts loaned bear interest at 8% per annum and are repayable on August 31, 2007.

[11] Stock-Based Compensation:

Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation ("SFAS 123") as amended by SFAS No. 148, (Accounting for Stock-Based Compensation – Transition and Disclosure an amendment to SFAS 123), allows the fair value of stock-based compensation to be included in expense over the period earned; alternatively, if the fair value of stock-based compensation awards are not included in expense, SFAS 123 requires disclosure of net income (loss), on a pro forma basis, as if expense treatment had been applied. As permitted by SFAS 123, the Company continues to account for such compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations, pursuant to which no compensation cost was recognized in connection with the issuance of stock options, as all options granted under the 1997 Stock Option Plan had an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant. Had the Company elected to recognize compensation expense for the stock option plan, consistent with the method prescribed by SFAS 123, the Company's net income and income per share for the years ended December 31, 2005, 2004 and 2003 would have decreased to the pro forma amounts as follows:

	Year Ended December 31,		
	2005	2004	2003
Net income, as reported	$ 1,863,000	$ 533,000	$ 123,000
Stock-based employee compensation determined under the fair value based method, net of tax effect	(424,000)	(332,000)	(759,000)
Pro forma net income (loss)	$ 1,439,000	$ 201,000	$ (636,000)
Net income (loss) per share - basic:			
As reported	$ .08	$ .02	$ .01
Pro forma	$ .07	$ .01	$ (.03)
Net income (loss) per share - diluted:			
As reported	$ .08	$ .02	$ .01
Pro forma	$ .07	$ .01	$ (.03)

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The weighted average fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk free interest rate	4.30%	3.71%	4.00%
Expected life of options in years	5.00	7.78	10.00
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	53.00%	52.00%	72.00%
Weighted average fair value	$ 1.42	$ 3.01	$ 3.09

[12] Intangibles:

Purchased intangibles are principally being amortized using the straight-line method over an estimated useful lives of three to five years (see Note E).

[13] Valuation Of Long-Lived Assets:

The Company evaluates the recoverability of its long-lived assets and requires the recognition of impairment of long-lived assets in the event the net book value of these assets exceeds the estimated future undiscounted cash flows attributable to these assets. The Company assesses potential impairment to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the assets' carrying value unlikely. Should impairment exist, the impairment loss would be measured based on the excess of the carrying value of the assets over the assets' fair value.

[14] New Accounting Standards:

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123R. "Share-Based Payment" ("SFAS 123R"), which requires companies to measure and recognize compensation expense for all stock-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative. That cost will be recognized as compensation expense over the service period, which would normally be the vesting period. SFAS 123R will be effective for the Company beginning January 1, 2006. As permitted under SFAS No. 123 the Company currently accounts for share-based payments to employees using the APB Opinion No. 25 intrinsic value method. Accordingly, the adoption of SFAS No. 123R's fair value method could have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time, because it will depend on levels of share-based payments in the future.

In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions ("FAS 153"). FAS 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We have adopted FAS 153 for nonmonetary exchanges beginning after June 15, 2005. FAS No. 153 did not have an impact on our results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The provisions of this Statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company does not believe that the adoption of this Statement in 2006 will have a material impact on the Company's financial position or results of operation.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[15] Reclassification – Certain previous years adjustments have been reclassified to conform with current year presentations.

NOTE B - INTUIT LAWSUIT

Siebert filed a lawsuit against Intuit Inc. ("Intuit") in New York State Supreme Court on September 17, 2003 seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service (the "JBS") conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between Siebert and Intuit. The Court denied Intuit's motion to dismiss Siebert's causes of action for breach of fiduciary duty, breach of contractual obligations to pay shared expenses, promissory estoppel, and breach of the implied covenant of good faith and fair dealing. The Court granted Intuit's motion to dismiss Siebert's causes of action for breach of the express covenant of good faith and fair dealing, misrepresentation and/or fraud, and its request for punitive damages. Intuit has counterclaimed against Siebert, seeking not less than $6.6 million. Siebert and Intuit have appealed from certain portions of the Court's decision and Siebert has also moved for reargument of that decision regarding punitive damages. In November 2005, Intuit's counsel was disqualified by the Court from representing Intuit in this action. Any further activity in the action is stayed pending Intuit's appeal from the Order of disqualification, which appeal is expected to be heard by the Appellate Court in April 2006. The outcome of the litigation cannot now be predicted.

NOTE C - INVESTMENT IN AFFILIATES

Investment in and advances to, equity in income, of and distributions received from affiliates as of and for the year ended December 31, 2005 consisting of the following:

	SBS	SBSFPC	TOTAL
Investment and advances	$ 3,840,000	$ 588,000	$ 4,428,000
Income from equity investees	$ 1,656,000	$ 193,000	$ 1,849,000
Distributions	$ 1,567,000	$ 6,000	$ 1,573,000

Accounts related to affiliates included in the accompanying financial statements for 2004 and 2003 are attributable solely to SBS.

In March 1997, Siebert and two individuals (the "Principals") formed SBS to succeed to the tax-exempt underwriting business of the Siebert Brandford Shank division of Siebert. The agreements with the Principals provide that profits will be shared 51% to the Principals and 49% to Siebert. Siebert invested $392,000 as its share of the members' capital of SBS. SBS commenced operations on July 1, 1998.

Summarized financial data of SBS is as follows:

	2005	2004	2003
Total assets including secured demand note of 1,200,000 in each year due from Siebert	$ 14,166,000	$ 12,326,000	$
Total liabilities including subordinated liabilities $1,200,000 in each year due to Siebert	6,547,000	4,882,000	
Total members' capital	7,619,000	7,444,000	6,463,000
Total revenue	21,086,000	17,222,000	14,628,000
Net income	3,377,000	3,494,000	3,878,000
Regulatory minimum net capital requirement	356,000	245,000	

NOTE C - INVESTMENT IN AFFILIATES (CONTINUED)

The amounts above are unconsolidated and recorded on a gross basis. During each of 2005, 2004 and 2003 Siebert charged SBS $240,000 for rent and general and administrative services, which Siebert believes approximates the cost of furnishing such services. In addition, during each of the years 2005, 2004 and 2003, Siebert earned interest income of $96,000, $110,000 and $120,000 from SBS in connection with Siebert's obligation to make subordinate note for up to $1,200,000 and Siebert paid SBS interest earned on the restricted cash equivalents of $52,000, $22,000 and $18,000. (See Note J)

Siebert's share of undistributed earnings from SBS amounts to $3,341,000 and $3,256,000 at December 31, 2005 and 2004, respectively. Such amounts may not be immediately available for distribution to Siebert for various reasons including the amount of SBS's available cash, the provisions of the agreement between Siebert and the Principals and SBS's continued compliance with its regulatory net capital requirements.

Financial entered into an Operating Agreement, effective as of April 19, 2005 (the "Operating Agreement"), with the two individual principals of SBS (the "Principals") for the formation of SBS Financial Products Company, LLC, a Delaware limited liability company ("SBSFPC"). Pursuant to the terms of the Operating Agreement, Financial and each of the Principals made an initial capital contribution of $400,000 in exchange for a 33.33% initial interest in SBSFPC. SBSFPC engages in derivatives transactions related to the municipal underwriting business. The Operating Agreement provides that profit will be shared 66.66% by the Principals and 33.33% by Financial.

Summarized financial data of SBSFPC as of and for the period ended December 31, 2005 is set forth below. Sieberts share of undistributed earnings of SBSFPC amounts to $187,000 on December 31, 2005.

	2005
Total assets	$ 4,870,000
Total liabilities	3,107,000
Total members' capital	1,763,000
Total revenues	1,185,000
Net income	582,000

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

	December 31,	
	2005	2004
Equipment	$ 2,251,000	$ 3,071,000
Leasehold improvements	207,000	533,000
Furniture and fixtures	21,000	150,000
	2,479,000	3,754,000
Less accumulated depreciation and amortization	(1,651,000)	(2,449,000)
	$ 828,000	$ 1,305,000

Depreciation and amortization expense for the years ended December 31, 2005, 2004 and 2003 amounted to $605,000, $741,000 and $672,000, respectively.

NOTE E - INTANGIBLE ASSETS, NET

In several transactions during September and October of 2000, WFN acquired the stock of WFN Women's Financial Network, Inc. ("WFNI") and HerDollar.com, Inc., respectively, companies in the development stage which had yet to commence principal operations, had no significant revenue and had assets consisting principally of websites, content and domain names, for aggregate consideration of $2,310,000 including costs. The transactions have been accounted for as purchases of assets consisting of domain name, website and content, and a non-compete agreement (the "Acquired Intangible Assets"). Related deferred tax assets attributable to net operating loss carryforwards of the acquired companies and deferred tax liabilities attributable to the excess of the statement bases of the acquired assets over their tax bases have been reflected in the accompanying consolidated financial statements as an adjustment to the carrying amount of such intangibles (see Note F).

Intangible assets consist of the following:

	December 31, 2005		December 31, 2004	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Amortization Accumulated
Amortizable assets:				
Website, content and non-compete	$ 2,350,000	$ 2,350,000	$ 2,350,000	$ 2,350,000
Retail brokerage accounts	2,588,000	1,844,000	2,588,000	1,321,000
	$ 4,938,000	$ 4,194,000	$ 4,938,000	$ 3,671,000
Unamortized intangible assets:				
Domain name/intellectual property	$ 750,000		$ 750,000	
Amortization expense		$ 523,000		$ 723,000

Estimated amortization expense is as follows:

Year Ending December 31,	
2006	$ 312,000
2007	312,000
2008	92,000
2009	28,000
	$ 744,000

NOTE F - INCOME TAXES

Income tax provision consists of the following:

	Year Ended December 31,		
	2005	2004	2003
Federal income tax provision (benefit):			
Current	$ 1,080,000	$ 253,000	$
Deferred	(81,000)	42,000	(33,000)
	999,000	295,000	(33,000)
State and local tax provision (benefit):			
Current	370,000	145,000	44,000
Deferred	(19,000)	10,000	59,000
	351,000	155,000	103,000
Total tax provision (benefit):			
Current	1,450,000	398,000	44,000
Deferred	(100,000)	52,000	26,000
	$ 1,350,000	$ 450,000	$ 70,000

A reconciliation between the income tax provision and income taxes computed by applying the statutory Federal income tax rate to income (loss) before taxes is as follows:

	Year Ended December 31,		
	2005	2004	2003
Expected income tax provision at statutory Federal tax rate	$ 1,092,000	$ 335,000	$ 66,000
State and local taxes, net of Federal tax benefit	258,000	79,000	15,000
Other *		36,000	(11,000)
Income tax expense	$ 1,350,000	$ 450,000	$ 70,000

* *State tax adjustment*

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and their tax basis of such amounts. The principal items giving rise to deferred tax assets (liabilities) are as follows:

	December 31,	
	2005	2004
Net operating losses	$ 402,000	$ 479,000
Acquired Intangible assets	(315,000)	(315,000)
Furniture, equipment and leasehold improvements	(84,000)	(164,000)
Unrealized gain - SBSFP	(40,000)	
Retail brokerage accounts	638,000	501,000
	$ 601,000	$ 501,000

NOTE F - INCOME TAXES (CONTINUED)

Management believes that it is more likely than not that the deferred tax asset will be realized, and therefore no valuation allowance has been provided.

Net operating loss carryforwards of $958,000, are attributable to WFN, expire through 2020. Utilization of such net operating loss carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code.

In 2003, the Company reduced current taxes payable by $15,000 resulting from the deductibility of the difference between the exercise price of nonqualifying stock options granted by the Company and the market value of the stock on the dates of exercise. The tax benefit was recorded as a credit to paid-in capital.

NOTE G - STOCKHOLDERS' EQUITY

Siebert is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Siebert has elected to use the alternative method, permitted by the rule, which requires that Siebert maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2005 and 2004, Siebert had net capital of approximately $25,590,000 and $16,846,000, respectively, as compared with net capital requirements of $250,000. Siebert claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

The 1998 Restricted Stock Award Plan (the "Award Plan"), provides for awards of not more than 60,000 shares of the Company's common stock, subject to adjustments for stock splits, stock dividends and other changes in the Company's capitalization, to key employees, to be issued either immediately after the award or at a future date. As provided in the Award Plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of one year from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients and are paid upon lapse of the restrictions. No awards were granted 2005, 2004 and 2003. As of December 31, 2005, 18,600 common shares are available for future awards under the award plan.

On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of common stock. Shares will be purchased from time to time in the open market and in private transactions. Through December 31, 2005, 916,434 shares were purchased at an average price of $4.51.

NOTE H - OPTIONS

The Company's 1997 Stock Option Plan, as amended, (the "Plan") authorizes the grant of options to purchase up to an aggregate of 4,200,000 shares, subject to adjustment in certain circumstances. Both non-qualified options and options intended to qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code, as amended, may be granted under the Plan. A Stock Option Committee of the Board of Directors administers the Plan. The committee has the authority to determine when options are granted, the term during which an option may be exercised (provided no option has a term exceeding 10 years), the exercise price and the exercise period. The exercise price shall generally be not less than the fair market value on the date of grant. No option may be granted under the Plan after December 2007. Generally, employee options vest 20% per year for five years and expire ten years from the date of grant.

NOTE H - OPTIONS (CONTINUED)

A summary of the Company's stock option transaction for the three years ended December 31, 2004 is presented below:

	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding - beginning of the year	1,888,350	$ 4.11	1,802,930	$ 4.08	1,855,260	$ 4.39
Granted	200,000	$ 2.81	90,000	$ 4.60	50,000	$ 3.87
Forfeited	(265,255)	$ 3.13	(4,580)	$ 3.85	(86,580)	$ 11.02
Exercised	(55,485)	$ 0.00	—	$ 0.00	(15,750)	$ 2.31
Outstanding - end of year	1,767,610	$ 4.16	1,888,350	$ 4.11	1,802,930	$ 4.08
Exercisable at end of year	1,613,410	$ 4.14	1,556,950	$ 4.06	1,407,230	$ 3.98
Weighted average fair value of options granted		$ 1.42		$ 3.01		$ 3.09

The following table summarizes information related to options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00- 2.31	15,000	6.8 Years	$ 2.12	9,000	$ 2.12
$2.32- 2.69	134,610	1.4 Years	$ 2.33	134,610	$ 2.33
$2.69- 2.81	280,500	5.5 Years	$ 2.78	248,300	$ 2.79
$2.81- 5.33	1,330,000	5.5 Years	$ 4.58	1,214,000	$ 4.54
$5.34-32.50	7,500	3.9 Years	$ 17.81	7,500	$ 17.81
$0.00-32.50	1,767,610	5.15 Years	$ 4.16	1,613,410	$ 4.14

At December 31, 2005, approximately 2,025,915 shares of the Company's common stock have been reserved for future issuance under the Plan, the Award Plan and for options granted to directors.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, Siebert enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge Siebert for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. Securities transactions entered into as of December 31, 2005 settled with no adverse effect on Siebert's financial condition. Siebert regularly monitors the activity in its customer accounts for compliance with its margin requirements.

NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

Siebert terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") in 2003. Based on consultation with counsel, Siebert believes that the $1,500,000 that it advanced to Pershing in January 2003 should have been returned and that Pershing may be liable for damages. Pershing has expressed its belief that it is entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit and that the ultimate result of this matter will not have a material adverse effect on result of operations or financial position. Siebert in 2004 decided not to commence proceedings against Pershing and charged off the $1,500,000 advance to Pershing. Siebert and Pershing in 2005 entered into a Limited Release Agreement under which Siebert received a release from the $3 million disputed claims for unreimbursed fees and costs, and Pershing was released from any liability to Siebert based upon the disputed fees and costs, and Siebert paid a consideration to Pershing that had been previously accrued by Siebert. The outcome of this matter cannot now be predicted.

In August 2004, Siebert participated as an underwriter in the Google, Inc. initial public offering. To participate as an underwriter, the lead Investment Banks (the "Banks") requested that each underwriter provide the Banks with a $25 million Letter of Credit on behalf of Siebert in favor of the Banks. To obtain the Letter of Credit, Siebert entered into a Temporary Subordinated Loan Agreement with National Financial Services Corp ("NFS"). On August 6, 2004, Siebert entered into a Letter of Credit for $25 million and terminated the Letter of Credit and paid the temporary subordinated loan agreement with NFS on September 15, 2004.

The Company rents discount retail brokerage and other office space under long-term operating leases expiring in various periods through 2009. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year Ending December 31,	Amount
2006	965,000
2007	424,000
2008	389,000
2009	185,000
	$ 1,963,000

Rent expense, including escalations for operating costs, amounted to approximately $985,000, $984,000 and $1,041,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Rent is being charged to expense over the entire lease term on a straight-line basis.

In addition to the Pershing matter, Siebert is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position or results of operations of the Company. The Company believes that adequate provisions have been made for such matters.

Siebert sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. Siebert may also make discretionary contributions to the plan. No contributions were made by Siebert in 2005, 2004 and 2003.

Siebert is party to a Secured Demand Note Collateral Agreement with SBS which obligates Siebert to lend SBS, on a subordinated basis, up to $1,200,000. Amounts that Siebert is obligated to lend under this arrangement are reported as "cash equivalents - restricted", currently in the amount of $1,300,000. As of December 31, 2005, no amount had been loaned to SBS.

NOTE K – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the consolidated statements of financial condition for cash, cash equivalents, receivable from broker, accounts payable and accrued liabilities approximate fair value due to the short term maturities of those instruments. Securities owned and securities sold, not yet purchased are carried at market value, in accordance with industry practice for broker-dealers in securities.

NOTE L – VALUATION AND QUALIFYING ACCOUNTS

The following is a summary of accumulated depreciation and accumulated amortization for the years ended December 31:

Description	Balance at beginning of period	Charged to cost and expenses	Deductions	Balance at end of period
Accumulated depreciation:				
Year ended December 31, 2003	1,584,000	672,000	214,000[a]	2,042,000
Year ended December 31, 2004	2,042,000	741,000	334,000[a]	2,449,000
Year ended December 31, 2005	2,449,000	605,000	1,403,000[a]	1,651,000
Accumulated amortization:				
Year ended December 31, 2003	1,842,000	1,106,000	—	2,948,000
Year ended December 31, 2004	2,948,000	723,000	—	3,671,000
Year ended December 31, 2005	3,671,000	523,000	—	4,194,000

[a] Write off accumulated depreciation related to fixed asset dispositions.

NOTE M - SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2005				2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 7,226,000	$ 7,996,000	$ 8,102,000	$ 7,848,000	$ 7,031,000	$ 6,151,000	$ 7,167,000	$ 7,755,000
Net income (loss)	$ 181,000	$ 594,000	$ 542,000	$ 546,000	$ 415,000	$ 230,000	$ 422,000	$ (534,000)
Earnings (loss) per share:								
Basic	$ 0.01	$ 0.03	$ 0.02	$ 0.02	$ 0.02	$ 0.01	$ 0.02	$ (0.03)
Diluted	$ 0.01	$ 0.03	$ 0.02	$ 0.02	$ 0.02	$ 0.01	$ 0.02	$ (0.03)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

We have audited the accompanying statements of financial condition of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2005 and 2004, and the related statements of operations, changes in members' capital, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Eisner LLP

New York, New York
February 8, 2006

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

STATEMENTS OF FINANCIAL CONDITION

Statements of Financial Condition

	December 31,	
	2005	**2004**
ASSETS		
Cash and cash equivalents	**$10,512,082**	$ 9,053,050
Securities owned, at market value	**580,145**	10,011
Accounts receivable	**1,020,294**	1,507,986
Receivable from broker	**168,047**	7,478
Receivable from affiliate	**21,997**	
Secured demand note	**1,200,000**	1,200,000
Furniture and equipment and leasehold improvements, net	**248,595**	203,698
Other assets	**414,736**	343,435
	$14,165,896	$12,325,658
Commitments and Contingency		
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities:		
Payable to member	**$ 101,902**	$ 125,888
Accounts payable and accrued expenses	**5,245,204**	3,555,380
	5,347,106	3,681,268
Subordinated debt	**1,200,000**	1,200,000
Members' capital	**7,618,790**	7,444,390
	$14,165,896	$12,325,658

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statements of Operations

	Year Ended December 31,		
	2005	**2004**	**2003**
Revenues:			
Investment banking	**$18,085,786**	$15,779,505	$14,254,693
Trading profits	**2,597,064**	1,358,959	312,657
Interest and other	**403,260**	83,870	60,793
	21,086,110	17,222,334	14,628,143
Expenses:			
Employee compensation and benefits	**12,890,686**	9,963,888	7,452,723
Clearing fees	**370,003**	122,448	31,847
Communications	**539,191**	356,939	243,327
Occupancy	**640,666**	477,668	504,524
Professional fees	**633,137**	744,635	641,219
Interest	**96,000**	110,000	120,000
General and administrative	**2,539,257**	1,952,983	1,756,607
	17,708,940	13,728,561	10,750,247
Net income	**$ 3,377,170**	$ 3,493,773	$ 3,877,896

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

Balance - January 1, 2003	$ 5,540,573
Distributions to member	(2,955,633)
Net income	3,877,896
Balance - December 31, 2003	6,462,836
Distributions to member	(2,512,219)
Net income	3,493,773
Balance - December 31, 2004	7,444,390
Distributions to members	(3,202,770)
Net income	3,377,170
Balance - December 31, 2005	**$ 7,618,790**

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2005	**2004**	**2003**
Cash flows from operating activities:			
Net income	**$ 3,377,170**	$ 3,493,773	$ 3,877,896
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**68,824**	46,498	52,078
Changes in:			
Securities owned, at market value	**(570,134)**	5,276	763,589
Accounts receivable	**487,692**	(1,119,783)	155,832
Receivable from broker-dealers	**(160,569)**	(434)	(7,044)
Other assets	**(71,301)**	(67,708)	(119,577)
Receivable to/payable from member	**(23,986)**	86,152	6,764
Accounts payable and accrued expenses	**1,689,825**	1,085,165	545,470
Payable to broker-dealer			(246,044)
Payable to Affiliate	**(21,997)**		
Net cash provided by operating activities	**4,775,524**	3,528,939	5,028,964
Cash flows from investing activities:			
Purchase of property and equipment	**(113,722)**	(121,346)	(89,349)
Cash flows from financing activities:			
Distributions to members	**(3,202,770)**	(2,512,219)	(2,955,633)
Net increase in cash and cash equivalents	**1,459,032**	895,374	1,983,982
Cash and cash equivalents - beginning of year	**9,053,050**	8,157,676	6,173,694
Cash and cash equivalents - end of year	**$ 10,512,082**	$ 9,053,050	$ 8,157,676
Supplemental disclosures of cash flow information:			
Taxes paid	**$ 120,000**	$ 120,000	$ 117,000
Interest paid	**$ 96,000**	$ 110,000	$ 120,000

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and Basis Of Presentation:

Siebert, Brandford, Shank & Co., L.L.C. ("SBS" or the "Company") was formed on March 10, 1997 to engage in the business of tax-exempt underwriting and related trading activities. The Company qualifies as a Minority and Women's Business Enterprise in certain states.

The Company was formed to succeed the tax-exempt underwriting activities business of the Siebert, Brandford, Shank Division of Muriel Siebert & Co., Inc. ("Siebert"), and commenced operations on July 1, 1998. Two individuals (the "Principals") and Siebert are the equity members of the Company. The business arrangement provides that profits will be shared 51% to the Principals and 49% to Siebert.

[2] Securities Transactions:

Securities transactions, commissions, revenues and expenses are recorded on a trade date basis. Securities owned are valued at market value.

Dividends are recorded on the ex-dividend date, and interest income is recognized on an accrual basis.

[3] Investment Banking:

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[4] Furniture, Equipment And Leasehold Improvements, Net:

Furniture and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash Equivalents:

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] Use Of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[7] Income Taxes:

The Company is not subject to federal income taxes. Instead, the members are required to include in their income tax returns their respective share of the Company's income. The Company is subject to tax in certain state and local jurisdictions.

NOTE B - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE

The subordinated debt at December 31, 2005 and 2004 consist of a Secured Demand Note Collateral Agreement, as amended, payable to Siebert, in the amount of $1,200,000, bearing interest at 8% and due August 31, 2007. Interest expense paid to Siebert for each of 2005, 2004 and 2003 amounts to $96,000, $110,000 and $120,000, respectively.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The secured demand note receivable of $1,200,000 is collateralized by cash equivalents of Siebert of approximately $1,300,000 at December 31, 2005. Interest earned on the collateral amounted to approximately $52,000, $22,000 and $18,000 in 2005, 2004 and 2003, respectively.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

	2005	2004
Equipment	$ 435,068	$ 360,214
Furniture and fixtures	149,468	110,600
	584,536	470,814
Less accumulated depreciation and amortization	(335,941)	(267,116)
	$ 248,595	$ 203,698

NOTE D - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $7,841,000 and $7,916,000, respectively, which was $7,485,000 and $7,671,000, respectively, in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was .68 to 1 and .35 to 1, respectively. The Company claims exemption from the reserve requirements under Section 15c-3-3(k)(2)(ii).

NOTE E - COMMITMENTS AND CONTINGENCY

The Company rents office space under long-term operating leases expiring through 2013. These leases call for base rent plus escalations for taxes and operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2006	$ 445,000
2007	407,000
2008	390,000
2009	363,000
2010	200,000
Thereafter	429,000
	$ 2,234,000

Rent expense including taxes and operating expenses for 2005, 2004 and 2003 amounted to $640,666, $477,668 and $504,524, respectively.

NOTE F - OTHER

During each of 2005, 2004 and 2003, the Company was charged $240,000 by Siebert for rent and general and administrative services.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEBERT FINANCIAL CORP.

By: /s/ MURIEL F. SIEBERT
MURIEL F. SIEBERT
Chair and President

Date: March 31, 2006

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ MURIEL F. SIEBERT MURIEL F. SIEBERT	*Chair, President and Director (principal executive officer)*	March 31, 2006
/s/ JEANNE ROSENDALE JEANNE ROSENDALE	*Executive Vice President, and General Counsel*	March 31, 2006
/s/ JOSEPH M. RAMOS, JR. JOSEPH M. RAMOS, JR.	*Chief Financial Officer and Assistant Secretary (principal financial and accounting officer)*	March 31, 2006
/s/ PATRICIA L. FRANCY PATRICIA L. FRANCY	*Director*	March 31, 2006
/s/ LEONARD M. LEIMAN LEONARD M. LEIMAN	*Director*	March 31, 2006
/s/ JANE H. MACON JANE H. MACON	*Director*	March 31, 2006
/s/ ROBERT P. MAZZARELLA ROBERT P. MAZZARELLA	*Director*	March 31, 2006
/s/ NANCY S. PETERSON NANCY S. PETERSON	*Director*	March 31, 2006

EXHIBIT INDEX

Exhibit No.	Description Of Document
2.1	Plan and Agreement of Merger between J. Michaels, Inc. ("JMI") and Muriel Siebert Capital Markets Group, Inc. ("MSCMG"), dated as of April 24, 1996 ("Merger Agreement") (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
2.2	Amendment No. 1 to Merger Agreement, dated as of June 28, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
2.3	Amendment No. 2 to Merger Agreement, dated as of September 30, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
2.4	Amendment No. 3 to Merger Agreement, dated as of November 7, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
3.1	Certificate of Incorporation of Siebert Financial Corp., formerly known as J. Michaels, Inc. originally filed on April 9, 1934, as amended and restated to date (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
3.2	By-laws of Siebert Financial Corp. (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-1 (File No. 333-49843) filed with the Securities and Exchange Commission on April 10, 1998)
10.1	Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
10.2	10(a) Siebert Financial Corp. 1997 Stock Option Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
10.4	LLC Operating Agreement, among Siebert, Brandford, Shank & Co., LLC, Muriel Siebert & Co., Inc., Napoleon Brandford III and Suzanne F. Shank, dated as of March 10, 1997 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
10.5	Services Agreement, between Siebert, Brandford, Shank & Co., LLC and Muriel Siebert & Co., Inc., dated as of March 10, 1997 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
10.6	Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
10.7	Stock Option Agreement, dated March 11, 1997, between the Company and Patricia L. Francy (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999)
10.8	Stock Option Agreement, dated March 11, 1997, between the Company and Jane H. Macon (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999)
10.9	Stock Option Agreement, dated March 11, 1997, between the Company and Monte E. Wetzler (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999)
10.10	Employment Agreement, dated as of April 9, 1999, between the Company and Daniel Jacobson (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended September 30, 1999)
10.11	Strategic Alliance Agreement, dated as of April 29, 2002, by and between Intuit Inc, Muriel Siebert & Co., Inc. and Investment Solutions, Inc. (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended June 30, 2002.)

Exhibit No.	Description Of Document
10.12	Fully Disclosed Clearing Agreement, dated April 30, 2002, by and between the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation and Muriel Siebert & Co., Inc. (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended June 30, 2002.)
10.13	Operating Agreement of SBS Financial Products Company, LLC, dated effective as of April 19, 2005, by and among Siebert Financial Corp., Napoleon Brandford III and Suzanne Shank. (incorporated by reference to Siebert Financial Corp.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2005)
21	Subsidiaries of the registrant (incorporated by reference to Siebert Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001)
23	Consent of Independent Auditors
31.1	Certification of Muriel F. Siebert pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Joseph M. Ramos, Jr. pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley act of 2002.
32.1	Certification of Muriel F. Siebert of Periodic Financial Report under Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Joseph M. Ramos, Jr. of Periodic Financial Report under Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8, File No. 333-43837, File No. 333-43839, and File No.333-72939, and the Registration Statements on Form S-3, File No. 333-81037 and File No. 333-102701 of Siebert Financial Corp. and in the related prospectus of our report dated March 20, 2006 with respect to the consolidated financial statements of Siebert Financial Corp. included in this Annual Report on Form 10-K for the year ended December 31, 2005. We also consent to the incorporation by reference of our report dated February 8, 2006 with respect to the financial statements of Siebert, Brandford, Shank & Co., L.L.C. included in this Annual Report on Form 10-K.

Eisner LLP

New York, New York
March 29, 2006

Exhibit 31.1

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULE 13A-14 AND 15D-14,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Muriel F. Siebert certify that:

1. I have reviewed this report on Form 10-K of Siebert Financial Corp.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and
   (c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrants internal control over financial reporting;
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MURIEL F. SIEBERT　　Date: March 31, 2006
MURIEL F. SIEBERT
Chair and President
(principal executive officer)

Exhibit 31.2

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULE 13A-14 AND 15D-14,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph M. Ramos, Jr. certify that:

1. I have reviewed this report on Form 10-K of Siebert Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   (c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrants internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JOSEPH M. RAMOS, JR.

Date: March 31, 2006

JOSEPH M. RAMOS, JR.
Chief Financial Officer
(principal financial and accounting officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Siebert Financial Corp. (the "Company") on Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission (the "Report"), I, Muriel F. Siebert, in my capacity as Chair and President of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report filed by the Company with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the report.

/s/ MURIEL F. SIEBERT Date: March 31, 2006
MURIEL F. SIEBERT
Chair and President

A signed original of this written statement required by Section 906, or other documents authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by section 906, has been provided to Siebert Financial Corp. and will be retained by Siebert Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Siebert Financial Corp. (the "Company") on Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission (the "Report"), I, Joseph M. Ramos, Jr., in my capacity as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report filed by the Company with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the report.

/s/ JOSEPH M. RAMOS, JR. Date: March 31, 2006
JOSEPH M. RAMOS, JR.
Chief Financial Officer

A signed original of this written statement required by Section 906, or other documents authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by section 906, has been provided to Siebert Financial Corp. and will be retained by Siebert Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

(This page intentionally left blank.)

OFFICERS

Muriel F. Siebert
Chairwoman & President
Chief Executive Officer

Ameen Esmail
Executive Vice President
Director of Business Development

Joseph M. Ramos, Jr.
Executive Vice President
Chief Financial Officer

Jeanne M. Rosendale
Executive Vice President
General Counsel

Daniel Iesu
Secretary

DIRECTORS

Muriel F. Siebert
Chairwoman & President
Chief Executive Officer



Patricia L. Francy
Special Advisor for Alumni Relations; Retired Treasurer & Controller, Columbia University



Leonard M. Leiman
Counsel
Fulbright & Jaworski L.L.P.



Jane H. Macon, Esq.
Partner
Fulbright & Jaworski L.L.P.



Robert P. Mazzarella
Retired President
Fidelity Investment Brokerage Services, LLC



Nancy S. Peterson
President and Chief Executive Officer
Peterson Tool Company, Inc.



Transfer Agent
American Stock Transfer & Trust Company

Independent Auditor
Eisner LLP

Offices In:

Beverly Hills
9693 Wilshire Boulevard, Beverly Hills, CA 90212
Telephone: 800.995.7880 Fax: 310.788.7888

Boca Raton
[illegible]00 North Federal Highway, Suite 152, Boca Raton, FL 33431
Telephone: 800.728.3352 Fax: 561.368.9750

Jersey City
[illegible] Pavonia Avenue, Jersey City, NJ 07310
Telephone: 800.872.0711 Fax: 201.239.5741

New York Headquarters
885 Third Avenue, 17th Floor, New York, NY 10022
Telephone: 877.327.8379 Fax: 212.486.2784

Naples
[illegible]00 Fifth Avenue South, Suite 100, Naples, FL 34102
Telephone: 800.293.3891 Fax: 239.435.9788

Palm Beach
[illegible]0A South County Road, Palm Beach, FL 33480
Telephone: 800.909.4503 Fax: 561.802.4444

Surfside
9569 Harding Avenue, Surfside, FL 33154
Telephone: 800.773.2980 Fax: 305.868.5670

Women's Financial Network at Siebert
885 Third Avenue, 17th Floor, New York, NY 10022
Telephone: 877.936.4968 Fax: 212.486.2784

Siebert Brandford Shank & Co., L.L.C. offices located in:
Atlanta • Anchorage • Chicago • Dallas • Detroit • Fort Worth • Houston • Los Angeles
Miami • New York • Oakland • Orlando • San Antonio • Seattle • Washington D.C. • Weehawken

www.siebertnet.com

SIEBERT

MURIEL SIEBERT & CO., INC.

Member NYSE/NASD/SIPC • Established 1967 • NASDAQ symbol SIEB